SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information Form - 3/31/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Table of Contents

Company Information
Capital Breakdown	1
Cash Proceeds	2
Parent Company’s Financial Statements
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities	4
Income Statement	6
Statement of Comprehensive Income	7
Statement of Cash Flows	8
Statement of Changes in Equity
1/01/2018 to 3/31/2018	10
1/01/2017 to 3/31/2017	11
Statement of Value Added	12
Comments on the Company’s Performance	13
Notes to the Interim Financial Information	19
Comments on the Company’s Projections	77
Other Information Deemed as Relevant by the Company	78
Reports and Statements
Unqualified Reports on Special Review	80
Executive Officers' Statement on the Financial Statements	81
Executive Officers' Statement on the Report of Independent Registered Public Accounting Firm	82

ITR - Quarterly Information Form - 3/31/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Units)	3/31/2018
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

PAGE: 1 of 82

ITR - Quarterly Information Form - 3/31/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

ITR - Quarterly Information Form - 3/31/2018 - CIA SANEAMENTO BASICO EST SAO PAULO                                                                                                                                                                                         Version: 1

Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Earnings per share
						(Reais / share)
Board of Directors’	3/27/2018	Interest on Capital		Common		1.02980
Meeting

PAGE: 2 of 82

ITR - Quarterly Information Form - 3/31/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Assets

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		3/31/2018	12/31/2017
1	Total Assets	40,685,614	39,546,444
1.01	Current Assets	5,340,677	4,574,085
1.01.01	Cash and Cash Equivalents	2,963,862	2,283,047
1.01.03	Accounts Receivable	1,928,846	1,853,368
1.01.03.01	Trade Receivables	1,762,793	1,672,595
1.01.03.02	Other Receivables	166,053	180,773
1.01.03.02.01	Related-Party Balances	166,053	180,773
1.01.04	Inventories	75,492	85,671
1.01.06	Recoverable Taxes	190,516	276,585
1.01.06.01	Current Recoverable Taxes	190,516	276,585
1.01.08	Other Current Assets	181,961	75,414
1.01.08.03	Other	181,961	75,414
1.01.08.03.01	Restricted Cash	14,064	18,822
1.01.08.03.20	Other Receivables	167,897	56,592
1.02	Noncurrent Assets	35,344,937	34,972,359
1.02.01	Long-Term Assets	1,168,708	1,156,593
1.02.01.03	Accounts Receivable	217,271	215,910
1.02.01.03.01	Trade Receivables	217,271	215,910
1.02.01.08	Receivables from Related Parties	619,465	634,387
1.02.01.08.03	Receivables from Controlling Shareholders	619,465	634,387
1.02.01.09	Other Noncurrent Assets	331,972	306,296
1.02.01.09.04	Escrow Deposits	147,646	122,686
1.02.01.09.05	ANA Water National Agency	71,552	70,487
1.02.01.09.20	Other Receivables	112,774	113,123
1.02.02	Investments	98,044	94,584
1.02.02.01	Equity Investments	40,404	36,932
1.02.02.01.04	Other Equity Investments	40,404	36,932
1.02.02.02	Investment Properties	57,640	57,652
1.02.03	Property, Plant and Equipment	247,472	255,050
1.02.04	Intangible Assets	33,830,713	33,466,132
1.02.04.01	Intangible Assets	33,830,713	33,466,132
1.02.04.01.01	Concession Contracts	8,461,497	8,575,551
1.02.04.01.02	Program Contracts	8,632,086	8,505,442
1.02.04.01.03	Services Contracts	16,275,618	15,917,014
1.02.04.01.04	Software License	461,512	468,125

PAGE: 3 of 82

ITR - Quarterly Information Form - 3/31/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		3/31/2018	12/31/2017
2	Total Liabilities	40,685,614	39,546,444
2.01	Current Liabilities	4,968,725	4,771,880
2.01.01	Labor and Pension Plan Liabilities	633,146	588,073
2.01.01.01	Social Security Liabilities	23,657	40,631
2.01.01.02	Labor Liabilities	609,489	547,442
2.01.02	Trade Payable	310,685	344,947
2.01.02.01	Domestic Suppliers	310,675	344,947
2.01.02.02	Foreign Suppliers	10	0
2.01.03	Tax Liabilities	126,977	183,965
2.01.03.01	Federal Tax Liabilities	122,432	176,202
2.01.03.01.02	PIS-Pasep and Cofins Payable	80,044	74,034
2.01.03.01.03	INSS (social security contribution) Payable	35,251	35,365
2.01.03.01.20	Other Federal Taxes	7,137	66,803
2.01.03.03	Municipal Tax Liabilities	4,545	7,763
2.01.04	Borrowings and Financing	1,876,775	1,746,755
2.01.04.01	Borrowings and Financing	826,555	827,702
2.01.04.01.01	In Domestic Currency	239,298	280,331
2.01.04.01.02	In Foreign Currency	587,257	547,371
2.01.04.02	Debentures	1,032,682	901,480
2.01.04.03	Financing through Finance Lease	17,538	17,573
2.01.05	Other Liabilities	1,436,194	1,300,181
2.01.05.01	Payables to Related Parties	1,402	1,367
2.01.05.01.03	Payables to Controlling Shareholders	1,402	1,367
2.01.05.02	Other	1,434,792	1,298,814
2.01.05.02.01	Dividends and Interest on Equity Payable	598,612	598,612
2.01.05.02.04	Services Payable	515,852	408,275
2.01.05.02.05	Refundable Amounts	12,160	11,598
2.01.05.02.06	Program Contract Commitments	138,591	128,802
2.01.05.02.07	Public-Private Partnership - PPP	76,151	60,007
2.01.05.02.09	Indemnities	11,220	10,368
2.01.05.02.20	Other Liabilities	82,206	81,152
2.01.06	Provisions	584,948	607,959
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	169,403	170,012
2.01.06.01.01	Tax Provisions	33,104	32,712
2.01.06.01.02	Social Security and Labor Provisions	46,990	45,881
2.01.06.01.04	Civil Provisions	89,309	91,419
2.01.06.02	Other Provisions	415,545	437,947
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	17,524	16,472
2.01.06.02.04	Provisions for Customers	352,723	373,747
2.01.06.02.05	Provisions for Suppliers	45,298	47,728
2.02	Noncurrent Liabilities	17,623,449	17,261,555
2.02.01	Borrowings and Financing	10,605,701	10,354,211
2.02.01.01	Borrowings and Financing	7,372,802	7,224,061
2.02.01.01.01	In Domestic Currency	2,186,421	2,098,611
2.02.01.01.02	In Foreign Currency	5,186,381	5,125,450
2.02.01.02	Debentures	2,684,283	2,586,106

PAGE: 4 of 82

ITR - Quarterly Information Form - 3/31/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		3/31/2018	12/31/2017
2.02.01.03	Financing through Finance Lease	548,616	544,044
2.02.02	Other Liabilities	6,549,451	6,400,345
2.02.02.02	Other	6,549,451	6,400,345
2.02.02.02.04	Pension Plan Liabilities	2,939,958	2,932,338
2.02.02.02.05	Program Contract Commitments	105,201	110,698
2.02.02.02.06	Public-Private Partnership - PPP	3,155,812	3,011,409
2.02.02.02.07	Indemnities	31,146	30,179
2.02.02.02.08	Labor Liabilities	6,715	6,494
2.02.02.02.09	Deferred Cofins/Pasep	128,769	130,182
2.02.02.02.20	Other Liabilities	181,850	179,045
2.02.03	Deferred Taxes	19,125	36,754
2.02.03.01	Deferred Income Tax and Social Contribution	19,125	36,754
2.02.03.01.01	Deferred Income Tax and Social Contribution	19,125	36,754
2.02.04	Provisions	449,172	470,245
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	289,543	292,999
2.02.04.01.01	Tax Provisions	34,292	38,881
2.02.04.01.02	Social Security and Labor Provisions	250,300	247,220
2.02.04.01.04	Civil Provisions	4,951	6,898
2.02.04.02	Other Provisions	159,629	177,246
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	152,501	143,974
2.02.04.02.04	Provisions for Customers	5,587	8,571
2.02.04.02.05	Provisions for Suppliers	1,541	24,701
2.03	Equity	18,093,440	17,513,009
2.03.01	Paid-Up Capital	10,000,000	10,000,000
2.03.04	Profit Reserve	8,051,110	8,051,110
2.03.04.01	Legal Reserve	1,058,275	1,058,275
2.03.04.08	Additional Dividend Proposed	53,539	53,539
2.03.04.10	Reserve for Investments	6,939,296	6,939,296
2.03.05	Retained Earnings/Accumulated Losses	580,431	0
2.03.06	Equity Valuation Adjustments	-538,101	-538,101

PAGE: 5 of 82

ITR - Quarterly Information Form - 3/31/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Parent Company’s Financial Statements / Income Statement

(R$ thousands)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2018 to 3/31/2018	1/01/2017 to 3/31/2017
3.01	Revenue from Sales and/or Services	3,699,668	3,558,825
3.02	Cost of Sales and/or Services	-2,139,237	-2,061,416
3.02.01	Cost of Sales and/or Services	-1,506,585	-1,354,187
3.02.02	Construction Cost	-632,652	-707,229
3.03	Gross Profit	1,560,431	1,497,409
3.04	Operating Income/Expenses	-477,826	-465,380
3.04.01	Selling Expenses	-224,155	-238,680
3.04.02	General and Administrative Expenses	-267,980	-239,134
3.04.04	Other Operating Income	17,425	8,697
3.04.04.01	Other Operating Income	19,460	11,568
3.04.04.02	Cofins and Pasep	-2,035	-2,871
3.04.05	Other Operating Expenses	-5,933	1,867
3.04.05.01	Loss on Write-off of Property, Plant and Equipment Items	-5,384	2,066
3.04.05.04	Surplus Cost of Electricity Sold	-365	0
3.04.05.05	Provision for Inventory Losses	-106	0
3.04.05.20	Other	-78	-199
3.04.06	Equity Results	2,817	1,870
3.05	Income before Financial Result and Taxes	1,082,605	1,032,029
3.06	Financial Result	-193,933	3,798
3.06.01	Financial Income	77,099	80,898
3.06.01.01	Financial Income	80,999	84,551
3.06.01.02	Exchange Gains	-134	279
3.06.01.03	Cofins and Pasep	-3,766	-3,932
3.06.02	Financial Expenses	-271,032	-77,100
3.06.02.01	Financial Expenses	-159,017	-166,488
3.06.02.02	Exchange Losses	-112,015	89,388
3.07	Earnings before Income Tax	888,672	1,035,827
3.08	Income Tax and Social Contribution	-308,241	-361,465
3.08.01	Current	-325,870	-350,440
3.08.02	Deferred	17,629	-11,025
3.09	Net Result from Continued Operations	580,431	674,362
3.11	Profit/Loss for the Period	580,431	674,362
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Share	0.84919	0.98662
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Share	0.84919	0.98662

PAGE: 6 of 82

ITR - Quarterly Information Form - 3/31/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	YTD Current	YTD Previous
		Year	Year
		1/01/2018 to 3/31/2018	1/01/2017 to 3/31/2017
4.01	Net Income for the Period	580,431	674,362
4.03	Comprehensive Income for the Period	580,431	674,362

PAGE: 7 of 82

ITR - Quarterly Information Form - 3/31/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2018 to 3/31/2018	1/01/2017 to 3/31/2017
6.01	Net Cash from Operating Activities	662,016	763,612
6.01.01	Cash from Operations	1,557,019	1,636,617
6.01.01.01	Profit before Income Tax and Social Contribution	888,672	1,035,827
6.01.01.02	Provision and Inflation Adjustments on Provisions	36,513	62,657
6.01.01.04	Finance Charges from Customers	-60,324	-60,716
6.01.01.05	Residual Value of Property, Plant and Equipment,	4,282	11,314
	Intangible Assets and Investment Properties Written-off
6.01.01.06	Depreciation and Amortization	327,899	331,948
6.01.01.07	Interest on Borrowings and Financing Payable	119,242	90,640
6.01.01.08	Monetary and Exchange Change on Borrowings and	131,664	-67,648
	Financing
6.01.01.09	Interest and Monetary Changes on Liabilities	8,099	2,950
6.01.01.10	Interest and Monetary Changes on Assets	-3,929	-10,569
6.01.01.11	Allowance for Doubtful Accounts	48,631	86,136
6.01.01.12	Provision for Consent Decree (TAC)	7,387	2,314
6.01.01.13	Equity Results	-2,817	-1,870
6.01.01.15	Other Adjustments	6,303	-12,295
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	0	104,360
6.01.01.17	Construction Margin over Intangible Assets Resulting from	-14,551	-15,699
	Concession Contracts
6.01.01.18	Pension Plan Liabilities	59,948	77,268
6.01.02	Changes in Assets and Liabilities	-477,063	-387,509
6.01.02.01	Trade Receivables	-77,646	-49,660
6.01.02.02	Related-Party Balances and Transactions	28,282	16,050
6.01.02.03	Inventories	10,179	-6,047
6.01.02.04	Recoverable Taxes	86,069	28,438
6.01.02.05	Other Receivables	-112,021	-71,154
6.01.02.06	Escrow Deposits	-21,891	16,047
6.01.02.08	Contractors and Suppliers	-244,286	-29,084
6.01.02.09	Payroll, Provisions and Social Contribution	37,686	-5,959
6.01.02.10	Pension Plan Liabilities	-52,328	-54,489
6.01.02.11	Taxes and Contributions Payable	-160,978	-78,771
6.01.02.12	Services Payable	107,577	-127,199
6.01.02.13	Other Liabilities	4,304	24,542
6.01.02.14	Provisions	-80,597	-49,923
6.01.02.15	Deferred Cofins/Pasep	-1,413	-300
6.01.03	Other	-417,940	-485,496
6.01.03.01	Interest Paid	-196,060	-213,824
6.01.03.02	Income Tax and Social Contribution Paid	-221,880	-271,672
6.02	Net Cash from Investing Activities	-228,659	-529,408
6.02.01	Acquisition of Intangible Assets	-229,976	-520,886
6.02.02	Acquisition of Property, Plant and Equipment	-2,786	-10,601
6.02.03	Increase in Investments	-655	0
6.02.04	Restricted Cash	4,758	2,079
6.03	Net Cash from Financing Activities	247,458	-136,603

PAGE: 8 of 82

ITR - Quarterly Information Form - 3/31/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2018 to 3/31/2018	1/01/2017 to 3/31/2017
6.03.01	Funding	943,048	275,208
6.03.02	Amortization	-681,698	-403,698
6.03.04	Public-Private Partnership - PPP	-13,892	-7,741
6.03.05	Program Contract Commitments	0	-372
6.05	Increase (Decrease) in Cash and Cash Equivalents	680,815	97,601
6.05.01	Opening Cash and Cash Equivalents	2,283,047	1,886,221
6.05.02	Closing Cash and Cash Equivalents	2,963,862	1,983,822

PAGE: 9 of 82

ITR - Quarterly Information Form - 3/31/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 1/01/2018 to 3/31/2018

(R$ thousand)

Code	Description	Paid-up	Capital Reserves,	Profit Reserves	Retained	Other Comprehensive	Equity
		Capital	Options Granted and		Earnings/Accumulated	Income
			Treasury Shares		Losses
5.01	Opening Balances	10,000,000	0	8,051,110	0	-538,101	17,513,009
5.03	Restated Opening Balances	10,000,000	0	8,051,110	0	-538,101	17,513,009
5.05	Total Comprehensive Income	0	0	0	580,431	0	580,431
5.05.01	Net Income for the Period	0	0	0	580,431	0	580,431
5.07	Closing Balances	10,000,000	0	8,051,110	580,431	-538,101	18,093,440

PAGE: 10 of 82

ITR - Quarterly Information Form - 3/31/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 1/01/2017 to 3/31/2017

(R$ thousand)

Code	Description	Paid-up	Capital Reserves,	Profit Reserves	Retained	Other Comprehensive	Equity
		Capital	Options Granted and		Earnings/Accumulated	Income
			Treasury Shares		Losses
5.01	Opening Balances	10,000,000	0	6,244,859	0	-825,648	15,419,211
5.03	Restated Opening Balances	10,000,000	0	6,244,859	0	-825,648	15,419,211
5.05	Total Comprehensive Income	0	0	0	674,362	0	674,362
5.05.01	Net Income for the Period	0	0	0	674,362	0	674,362
5.07	Closing Balances	10,000,000	0	6,244,859	674,362	-825,648	16,093,573

PAGE: 11 of 82

ITR - Quarterly Information Form - 3/31/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Value Added

(R$ thousand)

Cod	Description	YTD Current Year	YTD Previous Year
		1/01/2018 to 3/31/2018	1/01/2017 to 3/31/2017
7.01	Revenue	3,898,878	3,677,651
7.01.01	Goods, Products and Services Sold	3,280,846	3,029,291
7.01.02	Other Revenue	19,460	11,568
7.01.03	Revenue from Construction of own Assets	647,203	722,928
7.01.04	Allowance for/Reversal of Doubtful Accounts	-48,631	-86,136
7.02	Inputs Acquired from Third Parties	-1,390,017	-1,257,582
7.02.01	Costs of Sales and Services	-1,124,975	-1,055,933
7.02.02	Materials, Electricity, Outside Services and Others	-259,109	-203,516
7.02.04	Other	-5,933	1,867
7.03	Gross Value Added	2,508,861	2,420,069
7.04	Retentions	-327,899	-331,948
7.04.01	Depreciation, Amortization and Depletion	-327,899	-331,948
7.05	Net Value Added Produced	2,180,962	2,088,121
7.06	Wealth Received in Transfer	83,682	86,700
7.06.01	Equity Results	2,817	1,870
7.06.02	Financial Income	80,865	84,830
7.07	Total Value Added to Distribute	2,264,644	2,174,821
7.08	Value Added Distribution	2,264,644	2,174,821
7.08.01	Personnel	570,360	541,307
7.08.01.01	Salaries and Wages	389,100	363,315
7.08.01.02	Benefits	139,950	146,150
7.08.01.03	Government Severance Indemnity Fund for Employees	41,310	31,842
	(FGTS)
7.08.02	Taxes and Contributions	679,408	698,920
7.08.02.01	Federal	636,987	666,858
7.08.02.02	State	30,019	21,586
7.08.02.03	Municipal	12,402	10,476
7.08.03	Value Distributed to Providers of Capital	434,445	260,232
7.08.03.01	Interest	414,156	243,323
7.08.03.02	Rental	20,289	16,909
7.08.04	Value Distributed to Shareholders	580,431	674,362
7.08.04.03	Retained Earnings/Accumulated Loss for the Period	580,431	674,362

PAGE: 12 of 82

ITR - Quarterly Information Form - 3/31/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Comments on the Company’s Performance

1.     Financial highlights

R$ million

			Chg.
	1Q18	1Q17	R$	%
Gross operating revenue (1)	3,280.8	3,029.3	251.5	8.3
Construction revenue	647.2	722.9	(75.7)	(10.5)
Cofins, Pasep and TRCF taxes (2)	(228.4)	(193.4)	(35.0)	18.1
(=) Net operating revenue	3,699.6	3,558.8	140.8	4.0
Costs and expenses	(1,998.7)	(1,832.0)	(166.7)	9.1
Construction costs	(632.7)	(707.2)	74.5	(10.5)
Equity result	2.8	1.8	1.0	55.6
Other operating revenue (expenses), net	11.5	10.6	0.9	8.5
(=) Earnings before financial result, income tax and social contribution	1,082.5	1,032.0	50.5	4.9
Financial result	(193.9)	3.8	(197.7)	(5,202.6)
(=) Earnings before income tax and social contribution	888.6	1,035.8	(147.2)	(14.2)
Income tax and social contribution	(308.2)	(361.4)	53.2	(14.7)
(=) Net income	580.4	674.4	(94.0)	(13.9)
Earnings per share (R$)*	0.85	0.99

(1)     Includes revenue from Regulatory, Control and Inspection Fee (TRCF - Taxa de Regulação, Controle e Fiscalização), in the amount of R$ 15.5 million.

(2)     Includes TRCF transfers in the amount of R$ 13.5 million. (*)    Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million

			Chg.
	1Q18	1Q17	R$	%
Net income	580.4	674.4	(94.0)	(13.9)
Income tax and social contribution	308.2	361.4	(53.2)	(14.7)
Financial result	193.9	(3.8)	197.7	(5,202.6)
Other operating revenue (expenses), net	(11.5)	(10.6)	(0.9)	8.5
(=) Adjusted EBIT*	1,071.0	1,021.4	49.6	4.9
Depreciation and amortization	328.0	332.0	(4.0)	(1.2)
(=) Adjusted EBITDA **	1,399.0	1,353.4	45.6	3.4
(%) Adjusted EBITDA margin	37.8	38.0

(*) Adjusted EBIT is net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 1Q18, net operating revenue, which considers construction revenue, totaled R$ 3,699.6 million, a growth of 4% over the same period of last year.

Costs and expenses, which include construction costs, totaled R$ 2,631.4 million, 3.6% up on 1Q17.

Adjusted EBIT, in the amount of R$ 1,071.0 million, increased 4.9% when compared to the R$ 1,021.4 million reported in 1Q17.

Adjusted EBITDA, in the amount of R$ 1,399.0 million, increased 3.4% when compared to the R$ 1,353.4 million reported in 1Q17 (R$ 5,314.8 million in the last 12 months).

Adjusted EBITDA margin in 1Q18 was 37.8%, against 38.0% in 1Q17 (36.0% in the last 12 months).

Excluding the effects of revenue and construction costs, adjusted EBITDA margin resulted in 45.4% in 1Q18 (47.2% in 1Q17 and 44.9% in the last 12 months).

In 1Q18 the company recorded a net income of R$ 580.4 million, compared to a net income of R$ 674.4   million in 1Q17.

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Comments on the Company’s Performance

2.     Gross operating revenue

The gross operating revenue related to the sanitation services, in the amount of R$ 3,280.8 million, which does not consider construction revenue, increased by R$ 251.5 million or 8.3%, when compared to R$ 3,029.3 million in 1Q17.

The main factors that led to this variation were:

•         Tariff repositioning index of 7.9% since November 2017; and

•         2.1% increase in total billed volume, 2.1% in water and 2.0% in sewage

The increase caused by the above-mentioned facts was offset by the recognition of higher estimated losses on wholesale revenue in 1Q18, in the amount of R$ 36.1 million, due to lower payment received in the period, mainly from the municipality of Guarulhos.

3.    Construction revenue

Construction revenue decreased by R$ 75.7 million or 10.5%, when compared to the previous year. The variation is mainly due to the lower investments in the municipalities served by the Company.

4.    Billed volume

The tables below show the water and sewage billed volume in quarterly terms, per customer category and region.

QUARTER
WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY - million m3
	Water			Sewage			Water + Sewage
Category	1Q18	1Q17	Chg. %	1Q18	1Q17	Chg. %	1Q18	1Q17	Chg. %
Residential	406.8	398.9	2.0	346.5	338.1	2.5	753.3	737.0	2.2
Commercial	42.0	41.5	1.2	40.0	39.5	1.3	82.0	81.0	1.2
Industrial	7.8	7.8	-	9.7	9.3	4.3	17.5	17.1	2.3
Public	9.7	9.9	(2.0)	8.7	8.7	-	18.4	18.6	(1.1)
Total retail	466.3	458.1	1.8	404.9	395.6	2.4	871.2	853.7	2.0
Wholesale (3)	64.7	61.9	4.5	7.7	9.0	(14.4)	72.4	70.9	2.1
Overall Total	531.0	520.0	2.1	412.6	404.6	2.0	943.6	924.6	2.1
WATER AND SEWAGE BILLED VOLUME(1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	1Q18	1Q17	Chg. %	1Q18	1Q17	Chg. %	1Q18	1Q17	Chg. %
Metropolitan	299.7	292.9	2.3	260.7	254.0	2.6	560.4	546.9	2.5
Regional (2)	166.6	165.2	0.8	144.2	141.6	1.8	310.8	306.8	1.3
Total retail	466.3	458.1	1.8	404.9	395.6	2.4	871.2	853.7	2.0
Wholesale (3)	64.7	61.9	4.5	7.7	9.0	(14.4)	72.4	70.9	2.1
Overall Total	531.0	520.0	2.1	412.6	404.6	2.0	943.6	924.6	2.1

(1) Unaudited

(2) Including coastal and interior region

(3) Reused water volume and non-domestic sewage are included in

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Comments on the Company’s Performance

5.    Costs, administrative & selling expenses and construction costs

Costs, administrative and selling expenses and construction costs increased by R$ 92.2 million in 1Q18 (3.6%). Excluding construction costs, there was an increase of R$ 166.7 million (9.1%).

As a percentage of net revenue, costs, administrative and selling expenses and construction costs represented 71.1% in 1Q18, against 71.3% in 1Q17.

R$ million

			Chg.
	1Q18	1Q17	R$	%
Salaries and payroll charges and Pension plan obligations	630.0	588.4	41.6	7.1
General supplies	55.0	36.0	19.0	52.8
Treatment supplies	75.9	71.3	4.6	6.5
Services	377.1	282.8	94.3	33.3
Electricity	221.9	199.7	22.2	11.1
General expenses	246.2	209.9	36.3	17.3
Tax expenses	16.0	25.8	(9.8)	(38.0)
Sub-total	1,622.1	1,413.9	208.2	14.7
Depreciation and amortization	328.0	332.0	(4.0)	(1.2)
Allowance for doubtful accounts	48.6	86.1	(37.5)	(43.6)
Sub-total	376.6	418.1	(41.5)	(9.9)
Costs, administrative and selling expenses	1,998.7	1,832.0	166.7	9.1
Construction costs	632.7	707.2	(74.5)	(10.5)
Costs, adm. & selling expenses and construction costs	2,631.4	2,539.2	92.2	3.6
% of net revenue	71.1	71.3

5.1.  Salaries and payroll charges and Pension plan obligations

In 1Q18, there was an increase of R$ 41.6 million or 7.1%, chiefly due to the following factors:

•         Increase of R$ 22.2 million, mainly due to the salary increase of 3.71%, in May 2017 and the application of 1.7% referring to the Carrier and Salary Plan, in February 2018;

•         Increase of R$ 7.4 million in provision referring to TAC (Conduct Adjustment Term) of retirees;

•         Increase of R$ 5.7 million in overtime expenses; and

•         Increase of R$ 4.7 million in health care.

5.2.  General supplies

Increase of R$ 19.0 million or 52.8%, due to the following factors:

•         Increase of R$ 8.1 million, resulting from the greater application of materials for maintenance in networks and connections of water and sewage; and

•         Greater application of materials for conservation of properties, furniture and equipment, in the amount of R$ 6.7 million.

5.3.  Services

Growth of R$ 94.3 million or 33.3%, due to the following factors:

•         Higher estimate of expenses, in the amount of R$ 47.5 million, due to an increase in several services contracted in 1Q18, mainly in water and sewage connections and network maintenance;

•         Increase of R$ 15.8 million in advertising campaigns; and

•         Increase in expenses with credit recovery, in the amount of R$ 7.3 million.

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Comments on the Company’s Performance

5.4.  Electricity

Electricity expenses totaled R$ 221.9 million in 1Q18, an increase of R$ 22.2 million or 11.1% compared to R$ 199.7 million in 1Q17. The main factors that contributed to this decrease were:

•         Average increase of 0.8% in the free market tariffs (ACL - Ambiente de Contratação Livre), with an increase of 13.4% in consumption;

•         Average reduction of 9.9% in the grid market tariff (TUSD), with a 12.3% rise in consumption; and

•         Average increase of 1.7% in the regulated market tariffs (ACR - Ambiente de Contratação Regulada), with a decrease of 6.9% in consumption.

In 1Q18, the ACL accounted for 36.2% of the total electricity consumed by the Company, TUSD accounted for 35.9% and ACR represented 27.9% of that amount.

5.5.  General expenses

Increase of R$ 36.3 million or 17.3%, totaling R$ 246.2 million in 1Q18, against R$ 209.9 million in 1Q17, due to the following factors:

•         Higher provision for transfer to the Municipal Fund of Environmental Sanitation and Infrastructure, in the amount of R$ 17.2 million, due to the increase in revenue obtained with the municipality of São Paulo;

•         Increase in expenses related to water use, in the amount of R$ 4.9 million; and

•         Greater provisioning for lawsuits in 1Q18, in the amount of R$ 4.1 million.

5.6.  Allowance for doubtful accounts

Decrease of R$ 37.5 million, mainly due to higher recovery of unpaid amounts in 1Q18.

6. Financial result				R$ million
			Chg.
	1Q18	1Q17	R$	%
Financial expenses, net of income	(67.2)	(68.9)	1.7	(2.5)
Net monetary and exchange variation	(126.7)	72.7	(199.4)	(274.3)
Financial Result	(193.9)	3.8	(197.7)	(5,202.6)
6.1. Financial expenses, net of income
				R$ million
			Chg.
	1Q18	1Q17	R$	%
Financial expenses Interest and charges on domestic loans and financing	(78.2)	(64.8)	(13.4)	20.7
Interest and charges on international loans and financing	(36.6)	(22.2)	(14.4)	64.9
Other financial expenses	(14.9)	(42.1)	27.2	(64.6)
Total financial expenses	(129.7)	(129.1)	(0.6)	0.5
Financial income	62.5	60.2	2.3	3.8
Financial expenses, net of income	(67.2)	(68.9)	1.7	(2.5)

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Comments on the Company’s Performance

Decrease of R$ 1.7 million, mainly due to the following factors:

•         Increase of R$ 13.4 million in interest and charges on domestic loans and financing, mainly due to the lower capitalization of interest in works in progress in 1Q18, when compared to the capitalization recorded in 1Q17;

•         Increase of R$ 14.4 million in interest and charges on international loans and financing, mainly due to the appreciation of the US dollar against the real in 1Q18, compared to the devaluation in 1Q17 (0.5% and -2.8% respectively), and higher appreciation of the yen against the real in 1Q18, when compared to the appreciation in 1Q17 (6.3% and 1.9%, respectively); and

•         Decrease of R$ 27.2 million in other financial expenses, largely due to the lower provisioning of interest on lawsuits in 1Q18.

6.2. Net monetary and exchange variation				R$ million
			Chg	.
	1Q18	1Q17	R$	%
Monetary variation on loans and financing	(19.6)	(21.8)	2.2	(10.1)
Currency exchange variation on loans and financing	(112.0)	89.3	(201.3)	(225.4)
Other monetary variations	(9.7)	(15.5)	5.8	(37.4)
Monetary/exchange rate variation on liabilities	(141.3)	52.0	(193.3)	(371.7)
Monetary/exchange rate variation on assets	14.6	20.7	(6.1)	(29.5)
Monetary/exchange rate variation, net	(126.7)	72.7	(199.4)	(274.3)

The effect on the net monetary/exchange rate variation 1Q18 was R$ 199.4 million higher than in 1Q17, with highlight to the R$ 201.3 million increase in the exchange rate variation on loans and financing, due to the appreciation of the dollar against the real in 1Q18, compared to the devaluation in 1Q17 (0.5% and -2.8%, respectively), and higher appreciation of the yen against the real in 1Q18, when compared to the appreciation registered in 1Q17 (6.3% and 1.9%, respectively).

7.    Income tax and social contribution

The Company recorded a decrease of R$ 53.2 million, due to the lower taxable result presented in 1Q18, mainly resulting from the appreciation of the US dollar against the real, compared to the devaluation in 1Q17 and the higher appreciation of the yen against the real, when compared to the appreciation registered in 1Q17.

8.    Indicators

8.1.  Indicators

Operating indicators(*)	1Q18	1Q17%
Water connections(1)	8,908	8,703	2.4
Sewage connections (1)	7,345	7,140	2.9
Population directly served - water (2)	24.9	24.8	0.4
Population directly served - sewage (2)	21.6	21.3	1.4
Number of employees	13,610	14,086	(3.4)
Water volume produced - quarter (3)	702	700	0.3
IPM - Measured water loss (%)	30.4	31.5	(3.5)
IPDt (liters/connection x day)	298	308	(3.2)

(1) Total connections, active and inactive, in thousand units at the end of the period

(2) In million inhabitants, at the end of the period. Not including wholesale

(3) In millions of cubic meters

(*) Unaudited

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Comments on the Company’s Performance

8.2.  Financial

Economic Variables at the close of the quarter(*)	1Q18	1Q17
Amplified Consumer Price Index (%)(1)	0.70	0.96
National Consumer Price Index (%)(1)	0.48	0.98
IPC (1)	0.04	0.38
Reference Rate (%)(1)	0.0000	0.3525
Interbank Deposit Certificate (%)(2)	6.39	12.13
US DOLLAR (3)	3.3238	3.1684
YEN (3)	0.03126	0.02844

(1) Quarterly rate

(2) Last day average

(3) R$/sell rate previous day price

(*) Unaudited

9.    Loans and financing

(R$ million)

DEBT PROFILE
INSTITUTION	2018	2019	2020	2021	2022	2023	2024 onwards	TOTAL
Local Currency
Brazilian Federal Savings Bank	52,063	71,159	73,743	77,573	81,709	73,856	832,949	1,263,052
Debentures	366,754	1,029,909	579,963	476,635	556,106	359,749	347,850	3,716,966
BNDES	78,478	117,441	99,282	98,833	98,833	93,145	505,791	1,091,803
Leases	13,013	32,900	34,553	36,350	38,304	41,035	369,999	566,154
Other	1,266	1,373	1,373	1,373	1,373	1,373	2,628	10,759
Interest and other charges	48,227	11,878	-	-	-	-	-	60,105
Total Local Currency	559,801	1,264,660	788,914	690,764	776,325	569,158	2,059,217	6,708,839
Foreign Currency
IADB	59,111	118,223	118,223	118,223	118,223	118,224	1,061,600	1,711,827
BIRD	-	10,104	20,208	20,208	20,208	20,209	212,175	303,112
Deutsche Bank 350	249,285	244,432	-	-	-	-	-	493,717
Eurobond	-	-	1,161,066	-	-	-	-	1,161,066
JICA	36,970	122,884	122,884	122,884	122,884	122,884	1,138,558	1,789,948
BID 1983AB	79,504	58,806	57,632	25,568	25,568	23,750	-	270,828
Interest and other charges	43,139	-	-	-	-	-	-	43,139
Total in foreign currency	468,009	554,449	1,480,013	286,883	286,883	285,067	2,412,333	5,773,637
Overall Total	1,027,810	1,819,109	2,268,927	977,647	1,063,208	854,225	4,471,550	12,482,476

10.    Capex

1Q18 investments totaled R$ 689.2 million, including R$ 172.9 million related to the São Lourenço PPP.

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Notes to the Interim Financial Information

1                    Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of March 31, 2018, the Company operated water and sewage services in 368 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of municipality is serviced by wholesale, it was not included in the 368 municipalities. As of March 31, 2018, the Company had 370 contracts.

SABESP is not temporarily operating in the municipalities of Macatuba and Cajobi due to judicial orders. The lawsuits are in progress and the carrying amount of these municipalities’ intangible assets was R$ 4,345 as of March 31, 2018 (R$ 4,345 as of December 31, 2017).

As of March 31, 2018, 50 concession agreements (51 as of December 31, 2017) had expired and are being negotiated. From March 31, 2018 to 2030, 31 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By March 31, 2018, 289 program and services contracts were signed (287 contracts as of December 31, 2017).

As of March 31, 2018, the carrying amount of the underlying assets used in the 50 concessions of the municipalities under negotiation totaled R$6,416,264, accounting for 18.97% of the total, and the related gross revenue for the year ended March 31, 2018 totaled R$397,788, accounting for 10.13% of the total.

The Company’s operations are concentrated in the municipality of São Paulo, which represents 55.00% of the gross revenues on March 31, 2018 (52.86% on March 31, 2017) and 48.24% of intangible assets (46.92% on December 31, 2017).

As of June 23, 2010, the State of São Paulo, the Municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services. On the same date, the State of São Paulo, the Municipality of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”,  a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

i.  protection of the sources of water in collaboration with other agencies of the State and the City;

ii.  capture, transport and treatment of water;

iii. collect, transport, treatment and final dispose of  sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

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Notes to the Interim Financial Information

The Company operates under an authorization by public deed in some municipalities in the Santos coast region and in the Ribeira Valley, where the Company started to operate after the merger of the companies that formed it. In September 2015, the Company entered into a water supply and sewage public utility services agreement with the municipality of Santos; the gross revenue calculated in the three-month period ended March 31, 2018 totaled
R$ 98,042 (R$ 76,086 in the three-month period ended March 31, 2017) and the intangible asset was R$ 313,006 on March 31, 2018 (R$ 310,577 on December 31, 2017).

Article 58 of Law 11,445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012, which amended Article 7-A of Law 11,578, of November 26, 2007, allowed the provision of public basic sanitation services to be executed until December 31, 2016. The Company’s Management understands that in the municipalities where the concession agreements were not yet renewed, the operation is governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado segment of B3 under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

On March 3, 2018, the Jaguari-Atibainha interconnection was inaugurated; this interconnection will allow the transfer of an average annual outflow of 5.13 cubic meters per second (m³/s) and a maximum outflow of 8.5 m³/s from the Paraíba do Sul Basin to the Cantareira System. On April 3, 2018, the São Lourenço Production System was inaugurated and will expand water production and capacity by 6.4 m³/s. After construction is completed, the Company will have nine large production systems available to supply the São Paulo Metropolitan Region. These two important works aim at expanding water security in the São Paulo Metropolitan Region.

Management expects that with improved water security, due to the works carried out, the generation of operating cash and the credit lines available for investment, the Company will have sufficient funds to meet its commitments and not compromise its necessary investments.

Corporate reorganization

On May 12, 2017, the Board of the State Privatization Program approved:

(i)  the conducting of studies for SABESP’s Capitalization (as defined below);

(ii) the hiring, by SABESP, of the International Finance Corporation, which is associated with the World Bank;

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Notes to the Interim Financial Information

(iii)   the execution of an agreement between SABESP and the State Government through the Water Resources and Sanitation Department and the Treasury Department, in order to define the scope of the contract and control the relationship between the parties, including a proportional expense reimbursement.

The proposed Capitalization provides for the creation of a corporation to directly control SABESP through the transfer of the shares held by the São Paulo State to the capital stock of the new corporation. The São Paulo State will continue holding a sufficient number of shares to ensure SABESP’s control, as provided for in law. The objective of the Capitalization is to overcome a situation that restricts investments designed to preserve the expansion of activities to ensure the universalization of basic sanitation services offered by the Company.

The Capitalization may provide for the admission of institutional investors to contribute financial resources to the capital stock of the new company, strengthening SABESP’s corporate governance and business efficiency in order to promote and accelerate the universalization of sanitation services in the State of São Paulo.

On September 15, 2017, Law 16,525 was sanctioned, enacted and published; it provides for the corporate reorganization of Companhia de Saneamento Básico de São Paulo - SABESP and sets forth other provisions.

The interim financial information was approved by the Board of Directors on May 10, 2018.

2                   Basis of preparation and presentation of the financial statements

Presentation of the interim financial information

The interim financial information as of March 31, 2018, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information Form– ITR and they are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Therefore, this interim financial information takes into consideration the official letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim financial information for March 31, 2018, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2017, prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, the interim financial information as of March 31, 2018 was not fully completed due to redundancies with the information presented in the annual financial statements of December 31, 2017 and, as provided for in Official Letter/CVM/SNC/SEP 003/2011. In this interim financial information, the notes below were either not presented or are not as detailed as those in the annual financial statements:

i.            Summary of significant accounting policies (Note 3);

ii.            Changes in accounting practices and disclosures (Note 4);

iii.           Risk Management – Financial Instruments (Note 5.4);

iv.           Key Accounting Estimates and Judgments (Note 6);

v.           Related-Party Balances and Transactions (Note 10);

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ITR - Quarterly Information Form - 3/31/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Notes to the Interim Financial Information

vi.           Investments (Note 12);

vii.           Intangible Assets (Note 14);

viii.           Borrowings and Financing (Note 16);

ix.           Deferred Taxes and Contributions (Note 18);

x.           Provisions (Note 19);

xi.           Employees Benefits (Note 20);

xii.           Equity (Note 22);

xiii.           Insurance (Note 25);

xiv.          Financial Income (Expenses) (Note 28).

All material information related to the financial statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

3                   Summary of significant accounting policies

Except for the amendments introduced by CPC 47/IFRS 15 (Revenue from Contracts with Customers) and CPC 48/IFRS 9 (Financial Instruments) pursuant to the accounting policies described below, the other policies used in the preparation of the interim financial information for the quarter ended March 31, 2018 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2017:

3.1Operating income

(a)  Revenue from sanitation services

Revenue from water supply and sanitation services are recognized as the water is consumed and services are provided. Revenues, including the revenues unbilled, are recognized at the fair value of the consideration received or receivable for the sale of those services. Revenue is shown net of value-added tax, rebates and discounts. Unbilled revenues represent incurred revenues in which the services were provided, but not yet billed until the end of the each period and are recorded as trade receivables based on monthly estimates of the completed services. Concerning revenues of wholesale municipal governments, which do not pay the full invoice, the Company records allowance for doubtful accounts upon invoicing in revenue reduction account.

The Company recognizes revenue when: i) it identifies the contracts with customers; ii) it identifies the different obligations in the contract; iii) it determines the transaction price; iv) it allocates the transaction price to the performance obligations in the contracts; and (v) it satisfies all performance obligations. Amounts in dispute are recognized as revenue when collected.

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Notes to the Interim Financial Information

(b) Construction revenue

Revenue from concession construction contracts is recognized in accordance with ICPC 01 (R1)/IFRIC 12 (Service Concession Arrangements) and CPC 47 (R1)/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. During the construction of the contract, an asset is classified as intangible, as the Company estimates that the fair value of its consideration is equivalent to expected construction costs plus margin. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added construction costs, resulting in the construction revenue.

3.2 Financial assets and liabilities Financial Asset - Classification

The Company classifies its financial assets according to the following categories: measured at amortized cost, measured at fair value through other comprehensive income and measured at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of March 31, 2018, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss.

•         Amortized cost

This comprises financial assets that meet the following conditions: (i) it is held within the business model whose objective is to hold financial assets to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Are presented as current assets, except for those with maturity of more than 12 months after the reporting date (these are classified as noncurrent assets). The Company's financial assets measured at amortized cost include cash and cash equivalents, restrict cash, balances of trade receivables, accounts receivable from related parties, other receivables, receivables from the Water National Agency – ANA. Financial assets measured at amortized cost are recorded at fair value and subsequently at amortized cost, under the effective interest rate method.

Financial Liabilities - Classification

The Company classifies its financial liabilities measured at amortized cost. Classification depends on the purpose to which the financial liabilities were assumed. This category comprises balances payable to contractors and suppliers, borrowings and financing, services payable, balances payable from public-private partnership (PPP), and program contract commitments.

The effective interest rate method is adopted to calculate the amortized cost of a financial liability and allocate its interest expense under the respective period. The effective interest rate exactly deducts the estimated future cash flows (including fees, transaction costs and other issue costs) throughout the financial liability’s estimated life or, when appropriate, during a shorter period, for initial recognition of the net carrying amount.

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ITR - Quarterly Information Form - 3/31/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Notes to the Interim Financial Information

3.3 Trade receivables and allowance for doubtful accounts

Trade receivables are amounts due from customers for services performed in the ordinary course of business. These are classified as current assets, except when maturity exceeds 12 months after the end of the reporting period. In these cases, they are presented as noncurrent assets.

The Company records allowance for doubtful accounts for receivable balances at an amount that Management considers to be sufficient to cover eventual losses. The analysis is carried out based on objective “accounts receivable” data, past receipts, existing guarantees and expected future losses.

4                   Risk management

4.1  Financial Risk Management

Financial risk factors

The Company's activities are affected by Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)          Market risk Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term borrowings.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

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ITR - Quarterly Information Form - 3/31/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Notes to the Interim Financial Information

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of
R$ 5,802,695 as of March 31, 2018 (R$ 5,702,375 as of December 31, 2017). Below, the Company’s exposure to exchange risk:

	March 31, 2018		December 31, 2017
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	1,193,360	3,966,490	1,200,786	3,972,200
Borrowings and financing – Yen	57,359,762	1,793,066	57,575,271	1,692,713
Interest and charges from borrowings and financing – US$		39,670		26,628
Interest and charges from borrowings and financing – Yen		3,469		10,834
Total exposure		5,802,695		5,702,375
Borrowing cost – US$		(25,940)		(26,454)
Borrowing cost – Yen		(3,118)		(3,100)
Total foreign currency-denominated borrowings (Note 15)		5,773,637		5,672,821

Total foreign currency-denominated borrowings (Note 15)

1)         The 1.8% increase in foreign-currency denominated debt from December 31, 2017 to March 31, 2018, was mainly due to exchange rate changes, as a result of the 6.3% increase in the Yen-denominated debt, from R$ 0.02940 on December 31, 2017, to R$ 0.03126 on March 31, 2018. The U.S. dollar increased from R$ 3.3080 on December 31, 2017, to R$ 3.3238 on March 31, 2018, not causing a significant impact.

As of March 31, 2018, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts mentioned above, against the U.S. dollar and Yen with all other variables held constant, the effects on results before taxes on the three-month period ended March 31, 2018 would have been R$ 580,270 (R$ 570,238 for the year ended December 31, 2017), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

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Notes to the Interim Financial Information

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure as of March 31, 2018 (Liabilities) in US$	1,193,360	1,193,360	1,193,360
US$ rate as of March 31, 2018	3.3238	3.3238	3.3238
Exchange rate estimated according to the scenario	3.4000	4.2500	5.1000
Differences between the rates	(0.0762)	(0.9262)	(1.7762)
Effect on net financial result R$ - (loss)	(90,934)	(1,105,290)	(2,119,646)
Net currency exposure as of March 31, 2018 (Liabilities) in Yen	57,359,762	57,359,762	57,359,762
Yen rate as of March 31, 2018	0.03126	0.03126	0.03126
Exchange rate estimated according to the scenario	0.03172	0.03965	0.04758
Differences between the rates	(0.00046)	(0.00839)	(0.01632)
Effect on net financial result R$ - (loss)	(26,385)	(481,248)	(936,111)
Total effect on net financial result in R$ - (loss)	(117,319)	(1,586,538)	(3,055,757)

(*) For the probable scenario in U.S. dollar, the exchange rate estimated for March 31, 2019 was used, pursuant to the Focus Report-BACEN of March 31, 2018, while for the Yen, the average exchange rate was considered for the 12-month period after March 31, 2018, according to B3’s Reference Rates report of March 31, 2018.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however it continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

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ITR - Quarterly Information Form - 3/31/2018 - CIA SANEAMENTO BASICO EST SAO PAULO PAULO	Version : 1

Notes to the Interim Financial Information

The table below provides the Company's borrowings and financing subject to variable interest rate:

	March 31, 2018	December 31, 2017
CDI(i)	1,500,000	1,144,391
TR(ii)	1,592,966	1,574,564
IPCA(iii)	1,603,132	1,699,747
TJLP(iv)	1,396,947	1,354,987
LIBOR(v)	2,803,160	2,814,399
Interest and charges	75,064	125,172
Total	8,971,269	8,713,260

(i)  CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate

(ii)  TR – Interest Benchmark Rate

(iii) IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(iv) TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index

(v) LIBOR – London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. Tariff adjustments of services provided by the Company do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting indebtedness.

As of March 31, 2018, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the three-month period ended March 31, 2018 would have been R$ 89,713 (R$ 87,133 as of December 31, 2017), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)        Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of March 31, 2018 are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade receivables and accounts receivable from related parties at the end of reporting period. See additional information in Notes 6, 7, 8 and 9.

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to impairment can be assessed by reference to external credit ratings (if available) or to historical information about the bank’s default rates. The credit quality of the banks, such as deposits and financial investments, the Company considers the lower rating published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

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Notes to the Interim Financial Information

	March 31, 2018	December 31, 2017
Cash at bank and short-term bank deposits
AA+(bra)	2,907,162	2,222,001
AAA(bra)	46,258	43,978
Other (*)	10,442	17,068
	2,963,862	2,283,047

(*) This category includes current accounts and investment funds in banks whose balances were not significant.

The available credit rating information of the banks, as of March 31, 2018, in which the Company made deposit transactions and financial investments in domestic currency (R$ - domestic rating) during the period is as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA+(bra)	Aa1.br	-
Banco Santander Brasil S/A	-	Aaa.br	brAA-
Brazilian Federal Savings Bank	AA+(bra)	Aa1.br	brAA-
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAA-
Itaú Unibanco Holding S/A	AAA(bra)	Aa1.br	brAA-

(c) Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities of the Company, into relevant maturities, including the installment of principal and future interest to be paid according to the agreement.

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Notes to the Interim Financial Information

	April to December					2023
	2018	2019	2020	2021	2022	onwards	Total
As of March 31, 2018
Liabilities
Borrowings and financing	1,434,038	2,434,477	2,749,426	1,314,718	1,357,778	6,387,191	15,677,628
Accounts payables to suppliers and contractors	310,685	-	-	-	-	-	310,685
Services payable	515,852	-	-	-	-	-	515,852
Public-Private Partnership – PPP (*)	171,985	368,305	368,305	368,305	368,305	5,151,367	6,796,572
Program contract commitments	129,134	92,787	15,645	15,787	1,037	16,101	270,491

(*) The Company also considered future commitments (construction not yet performed) still not recognized in the financial statements related to São Lourenço PPP, due to the relevance of future cash flows, the impacts on its operations and the fact the Company already has formalized this commitment through an agreement signed by the parties.

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e., the early maturity of any debt, may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses.

(d) Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after March 31, 2018, or until the final settlement of each contract, whichever is shorter, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement the amounts can be different from those presented, due to the estimates used in the measurement.

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Notes to the Interim Financial Information

March 31, 2018
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	2,842,263	7.2700% (*)	5.4525%	3.6350%
Financial income		206,633	154,974	103,316

Liabilities
CDI	(1,500,000)	7.2700% (*)	5.4525%	3.6350%
Interest to be incurred		(109,050)	(81,788)	(54,525)

CDI net exposure	1,342,263	97,583	73,186	48,791

Liabilities
TR	(1,592,966)	0.0001% (***)	0.0001%	0.0002%
Expenses to be incurred		(2)	(2)	(3)

IPCA	(1,603,132)	4.0800% (*)	5.1000%	6.1200%
Expenses to be incurred		(65,408)	(81,760)	(98,112)

TJLP	(1,396,947)	6.7500% (*)	8.4375%	10.1250%
Interest to be incurred		(94,294)	(117,867)	(141,441)

LIBOR	(2,803,160)	2.4065% (**)	3.0082%	3.6098%
Interest to be incurred		(67,458)	(84,325)	(101,188)

Total net expenses to be incurred		(129,579)	(210,768)	(291,953)

(*) Source: CDI and IPCA rates (Focus Report – BACEN, March 31, 2018) and long-term interest rate at March 31, 2018 (BACEN).
(**) Source: Bloomberg
(***)Source: B3 (previously BM&FBovespa)

(i)     Refers to the scenario of interest to be incurred for the 12 months as of March 31, 2018 or until the maturity of the agreements, whichever is shorter.

4.2 Capital management

The Company’s objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total borrowings and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the balance sheet plus net debt.

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Notes to the Interim Financial Information

	March 31, 2018	December 31, 2017
Total borrowings and financing (Note 15)	12,482,476	12,100,966
(-) Cash and cash equivalents (Note 6)	(2,963,862)	(2,283,047)
Net debt	9,518,614	9,817,919
Total equity	18,093,440	17,513,009
Total capital	27,612,054	27,330,928
Leverage ratio	34%	36%

As of March 31, 2018, the leverage ratio decreased to 34% from the 36% as of December 31, 2017, mainly due to the increase in cash, generated in operating activities, and the increase in equity from the profit recorded in the three-month period ended March 31, 2018.

4.3 Fair value estimates

It is assumed that balances from trade receivables (current) and accounts payable to suppliers by carrying amount, less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

4.4 Financial instruments

With the changes introduced by CPC 48/IFRS 9 (Financial Instruments), as of March 31, 2018, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The Company’s financial instruments included in the amortized cost category comprise cash and cash equivalents, restricted cash, trade receivables, balances with related parties, other receivables, and balances receivable from the Water National Agency – ANA, accounts payable to contractors and suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

The estimated fair values of financial instruments are as follows:

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Notes to the Interim Financial Information

Financial Assets

	March 31, 2018		December 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	2,963,862	2,963,862	2,283,047	2,283,047
Restricted cash	14,064	14,064	18,822	18,822
Trade receivables	1,980,064	1,980,064	1,888,505	1,888,505
Water National Agency – ANA	71,552	71,552	70,487	70,487
Other receivables	280,671	280,671	169,715	169,715

Additionally, SABESP has financial instrument assets receivable from related parties, in the amount of R$ 785,518 as of March 31, 2018 (R$ 815,160 as of December 31, 2017), which were calculated in accordance with the conditions negotiated between related parties. Part of this balance, totaling R$ 680,321 (R$ 709,208 as of December 31, 2017), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

Financial liabilities

	March 31, 2018		December 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	12,482,476	12,426,320	12,100,966	11,967,909
Accounts payables to suppliers and contractors	310,685	310,685	344,947	344,947
Services payable	515,852	515,852	408,275	408,275
Program contract commitments	243,792	243,792	239,500	239,500
Public-Private Partnership - PPP	3,231,963	3,231,963	3,071,416	3,071,416

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the interim financial information as of March 31, 2018, are consistent with those adopted in the Annual Financial Statements for the fiscal year ended December 31, 2017.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the balance sheet approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature and maturity terms.

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Notes to the Interim Financial Information

5                   Key accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The key accounting estimates and judgments are: (i) allowance for doubtful accounts, (ii) intangible assets resulting from concession agreements and program contracts, (iii) pension benefits, (iv) deferred income tax and social contribution, and (v) provisions.

6                   Cash and cash equivalents

	March 31, 2018	December 31, 2017

Cash and banks	121,598	171,951
Cash equivalents	2,842,264	2,111,096
	2,963,862	2,283,047

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (remunerated based on the variation of the Interbank Deposit Certificates (CDI) rates), entered into with Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of March 31, 2018, the average yield of financial investments corresponds to 98.53% of CDI (98.88% as of December 31, 2017).

7                   Restricted cash

	March 31, 2018	December 31, 2017
Current
Agreement with the São Paulo municipal government (i)	6,021	12,055
Brazilian Federal Savings Bank – escrow deposits (ii)	2,202	1,209
Other	5,841	5,558
	14,064	18,822

(i)      Refers to the amount deducted from the 7.5% of Municipal revenue transferred to the Municipal Fund, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with the municipal government of São Paulo; and

(ii)    Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

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Notes to the Interim Financial Information

8                   Trade receivables

(a)     Statement of financial position details

	March 31, 2018	December 31, 2017
Private sector:
General and special customers (i) (ii)	1,295,502	1,248,979
Agreements (iii)	319,371	320,032

	1,614,873	1,569,011
Government entities:
Municipal	535,060	532,320
Federal	4,368	3,547
Agreements (iii)	295,492	285,614

	834,920	821,481
Wholesale customers – Municipal governments: (iv)
Guarulhos	814,372	760,598
Mauá	554,161	530,830
Mogi das Cruzes	5,839	2,670
Santo André	1,089,852	1,048,832
São Caetano do Sul	8,045	2,604
Diadema	222,671	222,671

Total wholesale customers – Municipal governments	2,694,940	2,568,205

Unbilled supply	578,411	580,006

Subtotal	5,723,144	5,538,703
Allowance for doubtful accounts	(3,743,080)	(3,650,198)

Total	1,980,064	1,888,505

Current	1,762,793	1,672,595
Noncurrent	217,271	215,910

	1,980,064	1,888,505

(i)     General customers - residential and small and mid-sized companies

(ii)   Special customers – large consumers, commercial industries, condominiums and special billing consumers (fixed demand agreements, industrial waste, wells, etc.);

(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest, as provided for in the agreements; and

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Notes to the Interim Financial Information

(iv) Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are included in the allowance for doubtful accounts.

(b)        The aging of trade receivables is as follows:

	March 31, 2018	December 31, 2017
Current	1,498,217	1,471,668
Past-due:
Up to 30 days	302,413	287,173
From 31 to 60 days	193,040	118,179
From 61 to 90 days	90,746	73,989
From 91 to 120 days	48,167	52,477
From 121 to 180 days	116,857	105,952
From 181 to 360 days	138,570	147,699
Over 360 days	3,335,134	3,281,566
Total past-due	4,224,927	4,067,035
Total	5,723,144	5,538,703

The increase in the overdue balance was mainly due to wholesale receivables, where the municipalities challenge the tariffs charged by SABESP in court, and the increase in default of amounts overdue, related to private customers.

(c)         Allowance for doubtful accounts

	January to March 2018	January to March 2017
Balance at beginning of the period	3,650,198	3,514,240
Private sector /government entities	6,639	30,546
Recoveries	(19,079)	(3,485)
Wholesale customers	105,322	38,278
Net additions for the period	92,882	65,339
Write-offs in the period referring to accounts receivable	-	(9,523)
Balance at the end of the period	3,743,080	3,570,056

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Notes to the Interim Financial Information

Reconciliation of estimated losses in profit or loss	January to March 2018	January to March 2017
Write-offs	(27,567)	(58,136)
Losses/(reversal) with state entities - related parties	(1,360)	288
(Losses) with private sector / government entities	(6,639)	(30,546)
(Losses) with wholesale customers	(32,144)	(1,227)
Recoveries	19,079	3,485
Amount recorded as selling expenses	(48,631)	(86,136)

Wholesale sales losses, amounting to R$ 73,178 from January to March 2018 and R$ 37,051 from January to March 2017, were also recorded as revenue reduction.

The Company does not have customers representing 10% or more of its total revenues.

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Notes to the Interim Financial Information

9                   Related-Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a)         Accounts receivable, interest on capital payable, revenue and expenses with the São Paulo State Government

	March 31, 2018	December 31, 2017
Accounts receivable
Current:
Sanitation services	120,379	118,441
Allowance for losses	(36,474)	(35,114)
Reimbursement for retirement and pension benefits paid (G0)
- monthly flow (payments)	22,745	22,968
- GESP Agreement – 2008	5,024	20,099
- GESP Agreement – 2015	54,379	54,379

Total current	166,053	180,773

Noncurrent:
Agreement for the installment payment of sanitation services	21,292	22,625
Reimbursement for retirement and pension benefits paid (G0)
- GESP Agreement – 2015	598,173	611,762

Total noncurrent	619,465	634,387

Total receivables from shareholders	785,518	815,160

Assets:
Sanitation services	105,197	105,952
Reimbursement of additional retirement and pension benefits (G0)	680,321	709,208

Total	785,518	815,160

Liabilities:
Interest on capital payable to related parties	300,717	300,717
Other (f)	1,402	1,367

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Notes to the Interim Financial Information

	January to March 2018	January to March 2017

Revenue from sanitation services	117,353	109,926
Payments received from related parties	(118,721)	(119,586)

Receipt of GESP reimbursement referring to Law 4,819/58	(50,709)	(36,552)

(b)     Use of reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. - EMAE planned to receive for the credit and obtain financial compensation for alleged past and future losses in electricity generation, due to water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

Several lawsuits were filed by EMAE, an arbitration proceeding was in progress related to the Guarapiranga reservoir and a lawsuit related to the Billings reservoir, both pleading for financial compensation due to SABESP’s water collect for public supply, alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments aimed to fully and completely settle the disputes involving the two companies, and involves the payment by SABESP to EMAE of the following amounts:

-  R$ 6,610 annually, adjusted for inflation, as of the execution date of this instrument, by the IPCA or any other index that may replace it, by the last business day of October of each fiscal year,  with (i) the first of  such annual payments due up to the last business day of October 2017 and (ii) the last payment due up to the last business day of October 2042; and

-  R$ 46,270, in five annual and successive installments, adjusted for inflation by the IPCA or any other index that may replace it, with the first installment of R$ 9,254 due on April 30, 2017 and the subsequent ones in 04 (four) installments of same amount, due on every April 30 of the subsequent years, or on the first subsequent business day.

On October 19, 2017, the contractual conditions precedent were complied with and the agreement came into effect.

As of March 31, 2018, the balance of the agreement totaled R$ 16,039 and R$ 96,330 (R$ 15,668 and R$ 92,894 on December 31, 2017), recorded under other liabilities, in current and noncurrent liabilities, respectively.

(c)         Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

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Notes to the Interim Financial Information

(d)        Guarantees

The State Government provides guarantees for some borrowings and financing of the Company and does not charge any fee with respect to such guarantees.

(e)         Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed. From January to March 2018 and in the same period in 2017, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$ 2,131 and
R$ 2,523, respectively.

From January to March 2018 and 2017, there were no expenses related to personnel assigned by other entities to the Company.

(f)          Services obtained from state government entities

As of March 31, 2018 and December 31, 2017, SABESP had an outstanding amount payable of R$ 1,402 and R$ 1,367, respectively, for services rendered by São Paulo State Government entities.

(g)         Non-operating assets

As of March 31, 2018 and December 31, 2017, the Company had an amount of R$ 969 related to a free land lent to DAEE (Department of Water and Electricity).

(h)        Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of March 31, 2018 amounted to R$ 379,373 (R$ 388,461 as of December 31, 2017), according to Note 19 (b).

(i)          Compensation of Management Key Personnel

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Board of Executive Officers amounted to R$ 923 and R$ 926 from January to March 2018 and the same period in 2017, respectively. An additional amount of R$ 185 and R$ 124, related to the Officers’ bonus program, was recorded from January to March 2018 and 2017, respectively.

(j)          Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

The Company entered into a loan agreement through credit facility with the SPEs Aquapolo Ambiental S.A. on March 30, 2012, and with Attend Ambiental S.A. on May 9, 2014, to finance the operations of these companies, until the borrowings and financing requested with financial institutions is cleared. These agreements remain with the same characteristics, according to the table below:

SPE	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Aquapolo Ambiental	5,629	4,507	10,136	CDI + 1.2% p.a.	(i)
Aquapolo Ambiental	19,000	12,081	31,081	CDI + 1.2% p.a.	(ii)
Total	24,629	16,588	41,217

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Notes to the Interim Financial Information

(i)      The R$ 5,629 loan agreement originally expired on April 30, 2016; however, on February 10, 2016, an amendment to the agreement changed the payment schedule for four annual installments, the first of which maturing on December 30, 2018 and the last on December 30, 2021; and

(ii)    The loan agreement totaling R$ 19,000 originally expired on April 30, 2015, but was extended to October 30, 2015. On November 25, 2015 a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

As of March 31, 2018, the Company created allowance for doubtful accounts in the amount of R$ 9,596 related to the loan agreement with SPE Attend Ambiental S/A, as a renegotiation agreement was not reached. The original value of the agreement was R$ 5,400, and it was overdue since June 2015.

The amount disbursed referring to the agreements entered into with Aquapolo Ambiental S/A is recognized under “Other Receivables”, of which R$ 2,321 was classified in Current Assets and R$ 38,896 in Noncurrent Assets. As of March 31, 2018, the balance of principal and interest rates of these agreements was R$ 41,217 (R$ 50,617 as of December 31, 2017). From January to March 2018, the financial income recognized was R$ 740 (R$ 4,560 from January to March 2017).

(k)        “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low income households which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. Until March 31, 2018, the program total amount was R$ 91,320 (R$ 82,697 as of December 31, 2017); as of March 31, 2018 and December 31, 2017, there was no balance receivable from related parties. As of March 31, 2018, R$ 43,691 (R$ 35,068 as of December 31, 2017) was recorded under intangible assets. R$ 47,629 was reimbursed by GESP (R$ 47,629 as of December 31, 2017) from the beginning of the program until March 31, 2018.

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Notes to the Interim Financial Information

10               Water National Agency – ANA

The Company has agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program".

This program does not finance works or equipment, remunerates by results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Brazilian Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as the reduction of polluting cargoes of each agreement.

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. As of March 31, 2018, the balances of assets and liabilities were R$ 71,552 (R$ 70,487 as of December 31, 2017), and the liabilities are recorded under "other liabilities" of noncurrent liabilities.

11                 Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19(R2)).

The Company holds interest valued by the equity accounting.

Below is a summary of the investees’ financial statements and SABESP’s equity interest:

	Equity		Capital increase	Profit (loss) for the period
	March 31, 2018	December 31, 2017	March 31, 2018	January to March 2018	January to March 2017

Sesamm	40,754	39,262	-	1,492	1,689
Águas de Andradina	20,051	19,392	-	659	902
Águas de Castilho	5,172	4,880	-	292	259
Saneaqua Mairinque	6,417	4,327	2,183	(93)	108
Attend Ambiental	5,948	5,169	-	779	1,029
Aquapolo Ambiental	22,174	18,757	-	3,417	854
Paulista Geradora de Energia	8,439	8,447	-	(8)	(1)

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Notes to the Interim Financial Information

	Investments		Capital increase	Equity in the earnings (losses) of subsidiaries		Interest percentage
	March 31, 2018	December 31, 2017	March 31, 2018	January to March 2018	January to March 2017	March 31, 2018	December 31, 2017

Sesamm	14,672	14,135	-	537	608	36%	36%
Águas de Andradina	6,016	5,818	-	198	271	30%	30%
Águas de Castilho	1,553	1,465	-	88	78	30%	30%
Saneaqua Mairinque	1,925	1,298	655	(28)	32	30%	30%
Attend Ambiental	2,676	2,326	-	350	463	45%	45%
Aquapolo Ambiental	10,865	9,191	-	1,674	418	49%	49%
Paulista Geradora de Energia	2,109	2,111	-	(2)	-	25%	25%
Total	39,816	36,344	655	2,817	1,870
Other investments	588	588
Overall total	40,404	36,932

12                Investment properties

As of March 31, 2018, the balance of “Investment properties” was R$ 57,640 (R$ 57,652 as of December 31, 2017). As of March 31, 2018 and December 31, 2017, the market value of these properties was approximately R$ 402,000.

	December 31, 2017	Depreciation	March 31, 2018

Investment properties	57,652	(12)	57,640
Total	57,652	(12)	57,640

	December 31, 2016	Write-offs and disposals	Depreciation	March 31, 2017

Investment properties	57,968	(7)	(23)	57,938
Total	57,968	(7)	(23)	57,938

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Notes to the Interim Financial Information

13                Intangible assets

(a)         Statement of financial position details

	March 31, 2018			December 31, 2017
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Agreements – equity value	8,806,993	(1,775,896)	7,031,097	8,893,296	(1,751,682)	7,141,614
Agreements – economic value	2,088,095	(657,695)	1,430,400	2,068,402	(634,465)	1,433,937
Program contracts	10,881,491	(3,150,500)	7,730,991	10,653,292	(3,058,226)	7,595,066
Program contracts – commitments	1,113,160	(212,065)	901,095	1,113,160	(202,785)	910,375
Services contracts – São Paulo	19,890,710	(3,615,092)	16,275,618	19,388,751	(3,471,736)	15,917,015
Software license	699,922	(238,410)	461,512	688,712	(220,587)	468,125
Total	43,480,371	(9,649,658)	33,830,713	42,805,613	(9,339,481)	33,466,132

(b)     Changes

	December 31, 2017	Additions	Contract renewal	Transfers	Write-offs and disposals	Amortization	March 31, 2018
Intangible right arising from:
Agreements – equity value	7,141,614	41,124	(104,721)	(942)	(853)	(45,125)	7,031,097
Agreements – economic value	1,433,937	45,883	-	(26,028)	(5)	(23,387)	1,430,400
Program contracts	7,595,066	95,709	104,721	11,742	(759)	(75,488)	7,730,991
Program contracts – commitments	910,375	-	-	-	-	(9,280)	901,095
Services contracts – São Paulo	15,917,015	492,459	-	16,006	(2,644)	(147,218)	16,275,618
Software license	468,125	11,211	-	-	-	(17,824)	461,512
Total	33,466,132	686,386	-	778	(4,261)	(318,322)	33,830,713

	December 31, 2016	Additions	Allowance for estimated losses	Transfers	Write-offs and disposals	Amortization	March 31, 2017
Intangible right arising from:
Agreements – equity value	7,482,955	81,886	2,078	312	(1,805)	(46,721)	7,518,705
Agreements – economic value	1,381,652	67,641	8	(23)	(1,007)	(26,585)	1,421,686
Program contracts	6,576,021	121,742	4,833	513	(3,688)	(74,955)	6,624,466
Program contracts – commitments	823,216	-	-	-	-	(9,069)	814,147
Services contracts – São Paulo	14,552,707	441,546	6,460	2,148	(4,738)	(143,650)	14,854,473
Software license	430,237	22,013	-	6,489	-	(11,649)	447,090
Total	31,246,788	734,828	13,379	9,439	(11,238)	(312,629)	31,680,567

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Notes to the Interim Financial Information

(i)   As of December 31, 2017, the Company reclassified R$ 24,071 corresponding to the intangible assets of Álvares Florence, Embaúba, Araçoiaba da Serra, Itapira and Tuiuti to indemnities receivable, in noncurrent assets, less estimated losses.

In the first quarter of 2018, the Company renewed a program contract with the municipalities of Itirapuã and Monte Mor for 30 years.

(c)         Intangible arising from concession agreements

During the period ended March 31, 2018 there were no relevant changes in the criteria to account for intangible assets and types of contracts.

The Company has obligations recorded in “Program Contract– Commitments” in current liabilities in the amount of R$ 138,591 and R$ 128,802 as of March 31, 2018 and December 31, 2017, respectively, and noncurrent liabilities in the amount of R$ 105,201 and R$ 110,698 as of March 31, 2018 and December 31, 2017, respectively.

(d)        Capitalization of interest and other finance charges

From January to March 2018, the Company capitalized interest and inflation adjustment, including related foreign currency exchange in concession intangible assets, totaling R$ 143,041, including the São Lourenço Production System and Leases (R$ 166,223 from January to March 2017), during the construction period.

(e)         Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

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Notes to the Interim Financial Information

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by a gross margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company  is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. As of March 31, 2018 and 2017, the margin was 2.3%.

Construction margin from January to March 2018 and 2017 was R$ 14,551 and R$ 15,699, respectively.

(f)          Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The costs of these expropriations are recorded as concession intangible assets after the transaction is concluded. From January to March 2018, the total amount related to expropriations was R$ 9,695 (R$ 2,901 from January to March 2017).

(g)         Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/04.

Alto Tietê Production System

As of March 31, 2018 and December 31, 2017, the amounts recognized as intangible asset related to this PPP were
R$ 368,138 and R$ 371,862, respectively.

From January to March 2018, a discount rate of 8.20% p.a. was used to calculate the adjustment to present value of the agreement. The obligations assumed by the Company as of March 31, 2018 and December 31, 2017 are shown in the next table.

On a monthly basis, SABESP assigns funds from tariffs to the SPE CAB Sistema Produtor Alto Tietê S/A, in the amount of R$ 10,012, corresponding to the monthly remuneration. This amount is annually adjusted by the IPC – FIPE and is recorded in a restricted account, pursuant to the contractual operating proceeding. Should SABESP comply with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee is effective since the beginning of the operation and will be valid until the conclusion, termination, intervention, annulment or caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including in the event of bankruptcy or extinction of the SPE.

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Notes to the Interim Financial Information

São Lourenço Production System

As of March 31, 2018 and December 31, 2017, the carrying amount recorded in the Company’s intangible assets, related to this PPP, totaled R$ 2,991,752 and R$ 2,818,805, respectively. Intangible assets are accounted for based on the physical evolution of the works which, as of March 31, 2018, was approximately 93%, with a counter-entry in the Private Public Partnership (PPP) liabilities account. As of March 31, 2018, a discount rate of 7.80% p.a. was used to calculate the adjustment to present value of the agreement.

The obligations assumed by the Company as of March 31, 2018 and December 31, 2017 are shown in the table below, and the increase in intangible assets and liabilities was due to the progress of works in 2018.

	March 31, 2018			December 31, 2017
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	35,780	273,291	309,071	35,083	282,501	317,584
São Lourenço	40,371	2,882,521	2,922,892	24,924	2,728,908	2,753,832
Total	76,151	3,155,812	3,231,963	60,007	3,011,409	3,071,416

(h)        Works in progress

The amount of R$ 10,701 million is recorded under intangible assets as works in progress as of March 31, 2018
(R$ 10,387 million as of December 31, 2017), and, in the period ended March 31, 2018, the major projects are located in the municipalities of São Paulo, Franca and Itanhaém, totaling R$ 6,953 million (including R$ 2,991 million from PPP São Lourenço), R$ 217 million and R$ 187 million, respectively.

(i)          Amortization of intangible assets

The amortization average rate totaled 4.1% and 3.9% as of March 31, 2018 and 2017, respectively.

(j)          Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. On April 10, 2017, the Company implemented the Integrated Business Management System (Enterprise Resource Planning – SAP ERP), which includes the administrative/financial module. The implementation of the commercial module is in progress.

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Notes to the Interim Financial Information

14                Property, plant and equipment

(a)         Statement of financial position details

	March 31, 2018			December 31, 2017
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	92,507	-	92,507	92,507	-	92,507
Buildings	79,014	(37,233)	41,781	79,013	(36,653)	42,360
Equipment	332,772	(235,449)	97,323	330,753	(226,950)	103,803
Transportation equipment	10,862	(7,381)	3,481	10,862	(7,182)	3,680
Furniture and fixtures	24,397	(12,888)	11,509	24,430	(12,614)	11,816
Other	1,122	(251)	871	1,122	(238)	884
Total	540,674	(293,202)	247,472	538,687	(283,637)	255,050

(b)   Changes

	December 31, 2017	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2018
Land	92,507	-	-	-	-	92,507
Buildings	42,360	-	-	-	(579)	41,781
Equipment	103,803	2,767	(733)	(14)	(8,500)	97,323
Transportation equipment	3,680	-	-	-	(199)	3,481
Furniture and fixtures	11,816	19	(45)	(7)	(274)	11,509
Other	884	-	-	-	(13)	871
Total	255,050	2,786	(778)	(21)	(9,565)	247,472

	December 31, 2016	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2017
Land	92,494	-	-	-	-	92,494
Buildings	43,262	-	11	-	(426)	42,847
Equipment	149,140	10,426	(9,340)	(30)	(18,350)	131,846
Transportation equipment	4,531	-	(25)	(10)	(200)	4,296
Furniture and fixtures	11,986	175	(85)	(29)	(307)	11,740
Other	970	-	-	-	(13)	957
Total	302,383	10,601	(9,439)	(69)	(19,296)	284,180

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Notes to the Interim Financial Information

(c)         Depreciation

The Company annually revises the depreciation rates of: buildings - 3.0%; equipment- 16.8%; transportation equipment - 10% and furniture, fixture and equipment - 6.9%. Lands are not depreciated.

The depreciation average rate was 12.7% and 12.0%, as of March 31, 2018 and 2017, respectively.

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Notes to the Interim Financial Information

15                Borrowings and Financing

Borrowings and financing outstanding balance	March 31, 2018			December 31, 2017
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	41,927	75,224	117,151	41,702	80,953	122,655
12th issue debentures	45,450	283,332	328,782	45,450	294,702	340,152
14th issue debentures	40,689	120,105	160,794	40,503	141,351	181,854
15th issue debentures	349,599	-	349,599	346,414	345,788	692,202
17th issue debentures	271,818	518,598	790,416	144,391	781,922	926,313
18th issue debentures	33,200	191,068	224,268	33,020	194,872	227,892
20th issue debentures	250,000	247,246	497,246	250,000	246,890	496,890
21st issue debentures	-	499,608	499,608	-	499,628	499,628
22nd issue debentures	-	749,102	749,102	-	-	-
Brazilian Federal Savings Bank	69,746	1,193,306	1,263,052	78,487	1,154,599	1,233,086
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,812	12,609	29,421	16,782	16,782	33,564
Brazilian Development Bank - BNDES PAC	11,163	47,332	58,495	11,143	50,028	61,171
Brazilian Development Bank - BNDES PAC II 9751	4,342	21,953	26,295	4,334	22,991	27,325
Brazilian Development Bank - BNDES PAC II 9752	2,371	18,968	21,339	2,367	19,526	21,893
Brazilian Development Bank - BNDES ONDA LIMPA	23,511	140,852	164,363	23,469	146,461	169,930
Brazilian Development Bank - BNDES TIETÊ III	30,433	273,721	304,154	30,378	280,825	311,203
Brazilian Development Bank - BNDES 2015	19,206	468,530	487,736	10,050	397,922	407,972
Leases	17,538	548,616	566,154	17,573	544,044	561,617
Other	1,609	9,150	10,759	1,466	9,477	10,943
Interest and charges	60,105	-	60,105	101,855	-	101,855
Total in local currency	1,289,519	5,419,320	6,708,839	1,199,384	5,228,761	6,428,145

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Notes to the Interim Financial Information

Borrowings and financing outstanding balance	March 31, 2018			December 31, 2017
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 1212 – US$ 77,086 thousand (US$ 82,225 thousand in December 2017)	34,162	222,055	256,217	34,000	238,000	272,000
Inter-American Development Bank - BID 2202 – US$ 442,584 thousand (US$ 444,871 thousand in December 2017)	84,061	1,371,549	1,455,610	81,757	1,375,358	1,457,115
International Bank of Reconstruction and Development - BIRD – US$ 91,286 thousand (US$ 91,286 thousand in December 2016)	-	303,112	303,112	-	301,665	301,665
Deutsche Bank – US$ 150,000 thousand (US$ 150,000 thousand in December 2017)	249,285	244,432	493,717	248,100	242,343	490,443
Eurobonds– US$ 350,000 thousand (US$ 350,000 thousand in December 2017)	-	1,161,066	1,161,066	-	1,155,331	1,155,331
JICA 15 – ¥ 13,252,945 thousand (¥ 13,829,160 thousand in December 2017)	36,025	378,262	414,287	33,881	372,696	406,577
JICA 18 – ¥ 11,915,840 thousand (¥ 12,433,920 thousand in December 2017)	32,390	339,859	372,249	30,463	334,849	365,312
JICA 17 – ¥ 1,590,429 thousand (¥ 1,534,959 thousand in December 2017)	2,762	46,180	48,942	2,507	41,835	44,342
JICA 19 – ¥ 30,600,548 thousand (¥ 29,777,232 thousand in December 2017)	25,853	928,617	954,470	-	873,383	873,383
BID 1983AB – US$ 82,404 (US$ 82,404 thousand in December 2017)	79,579	191,249	270,828	79,201	189,990	269,191
Interest and charges	43,139	-	43,139	37,462	-	37,462
Total in foreign currency	587,256	5,186,381	5,773,637	547,371	5,125,450	5,672,821
Total borrowings and financing	1,876,775	10,605,701	12,482,476	1,746,755	10,354,211	12,100,966

Exchange rate as of March 31, 2018: US$ 3.3238; ¥ 0.03126 (as of December 31, 2017: US$ 3.3080; ¥ 0.02940).

As of March 31, 2018, the Company did not record balances of borrowings and financing raised during the year to mature within 12 months.

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Notes to the Interim Financial Information

Domestic currency	Guarantees	Maturity	Annual interest rates	Inflation adjustment

10th issue debentures	Own funds	2020	TJLP +1.92% (Series 1 and 3) and 9.53% (Series 2)	IPCA (series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP +1.92% (Series 1 and 3) and 9.19% (Series 2)	IPCA (series 2)
15th issue debentures	Own funds	2019	CDI + 0.99% (Series 1) and 6.2% (Series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI +0.75 (Series 1) and 4.5% (Series 2) and 4.75% (Series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
20th issue debentures	Own funds	2019	CDI + 3.80%
21st issue debentures	Own funds	2022	CDI + 0.60% and CDI + 0.90%
22nd issue debentures	Own funds	2025	CDI + 0.58%, CDI + 0.90%	IPCA + 6%
Brazilian Federal Savings Bank	Own funds	2018/2038	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	2.5%+TJLP
Brazilian Development Bank - BNDES PAC	Own funds	2023	2.15%+TJLP
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	1.92%+TJLP
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	1.66%+TJLP
Brazilian Development Bank - BNDES 2015	Own funds	2035	2.5%+TJLP
Leases		2035	7.73% to 10.12%	IPC
Other	Own funds	2018/2025	12% (Presidente Prudente) and TJLP + 1.66% (FINEP)	TR

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Notes to the Interim Financial Information

Foreign currency	Guarantees	Maturity	Annual interest rates	Exchange rate changes

Inter-American Development Bank - BID 1212 – US$ 77,086 thousand	Government	2025	2.74% (*)	US$
Inter-American Development Bank - BID 2202 – US$ 442,584 thousand	Government	2035	2.33% (*)	US$
International Bank for Reconstruction and Development - BIRD – US$ 91,286 thousand	Government	2034	1.71% (*)	US$
Deutsche Bank – US$ 150,000 thousand	-	2019	Libor+4.50%(*)	US$
Eurobonds – US$ 350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥ 13,252,945 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 11,915,840 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 1,590,429 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 30,600,548 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$ 82,404 thousand	-	2023	Libor + 1.88% to 2.38% (*)	US$

(*) Rates comprising LIBOR + contractually defined spread.

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Notes to the Interim Financial Information

(i)       Payment schedule – accounting balances as of March 31, 2018

	2018	2019	2020	2021	2022	2023	2024 to 2038	TOTAL
LOCAL CURRENCY
Debentures	366,754	1,029,909	579,963	476,635	556,106	359,749	347,850	3,716,966
Brazilian Federal Savings Bank	52,063	71,159	73,743	77,573	81,709	73,856	832,949	1,263,052
BNDES	78,478	117,441	99,282	98,833	98,833	93,145	505,791	1,091,803
Leases	13,013	32,900	34,553	36,350	38,304	41,035	369,999	566,154
Other	1,266	1,373	1,373	1,373	1,373	1,373	2,628	10,759
Interest and charges	48,227	11,878	-	-	-	-	-	60,105
TOTAL IN LOCAL CURRENCY	559,801	1,264,660	788,914	690,764	776,325	569,158	2,059,217	6,708,839
FOREIGN CURRENCY
BID	59,111	118,223	118,223	118,223	118,223	118,224	1,061,600	1,711,827
BIRD	-	10,104	20,208	20,208	20,208	20,209	212,175	303,112
Deutsche Bank	249,285	244,432	-	-	-	-	-	493,717
Eurobonds	-	-	1,161,066	-	-	-	-	1,161,066
JICA	36,970	122,884	122,884	122,884	122,884	122,884	1,138,558	1,789,948
BID 1983AB	79,504	58,806	57,632	25,568	25,568	23,750	-	270,828
Interest and charges	43,139	-	-	-	-	-	-	43,139
TOTAL IN FOREIGN CURRENCY	468,009	554,449	1,480,013	286,883	286,883	285,067	2,412,333	5,773,637
Overall Total	1,027,810	1,819,109	2,268,927	977,647	1,063,208	854,225	4,471,550	12,482,476

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Notes to the Interim Financial Information

(ii)     Changes

	December 31, 2017	Funding	Borrowings costs	Lease	Monetary variation and exchange rate changes	Inflation adjustment / update and incorporated interest - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Borrowings costs expenses	March 31, 2018

LOCAL CURRENCY
Debentures	3,576,842	750,000	(2,294)	-	18,204	-	(104,183)	(537,322)	51,440	11,043	792	3,764,522
Brazilian Federal Savings Bank	1,236,674	57,531	-	-	-	-	(24,588)	(27,565)	19,709	4,924	-	1,266,685
BNDES	1,042,036	79,000	-	-	1,426	761	(19,936)	(22,138)	6,823	12,662	52	1,100,686
Leases	561,616	-	-	8,695	-	-	-	(4,157)	-	-	-	566,154
Other	10,977	-	-	-	18	-	(204)	(202)	200	3	-	10,792
TOTAL IN DOMESTIC CURRENCY	6,428,145	886,531	(2,294)	8,695	19,648	761	(148,911)	(591,384)	78,172	28,632	844	6,708,839

LOCAL CURRENCY
BID	1,743,257	32,772	(1,139)	-	(3,490)	11,336	(20,457)	(56,971)	5,723	5,006	204	1,716,241
BIRD	303,278	-	-	-	598	845	(2,634)	-	1,010	240	5	303,342
Deutsche Bank	496,726	-	-	-	2,370	-	(8,449)	-	7,156	1,531	902	500,236
Eurobonds	1,158,642	-	-	-	5,530	-	-	-	17,025	4,375	205	1,185,777
JICA	1,700,448	27,241	(63)	-	105,706	750	(15,609)	(33,343)	8,102	142	43	1,793,417
BID 1983AB	270,470	-	-	-	1,302	-	-	-	2,054	463	335	274,624
TOTAL IN FOREIGN CURRENCY	5,672,821	60,013	(1,202)	-	112,016	12,931	(47,149)	(90,314)	41,070	11,757	1,694	5,773,637
Overall Total	12,100,966	946,544	(3,496)	8,695	131,664	13,692	(196,060)	(681,698)	119,242	40,389	2,538	12,482,476

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Notes to the Interim Financial Information

	December 31, 2016	Funding	Borrowings costs	Lease	Monetary variation and exchange rate changes	Inflation adjustment / update and incorporated interest - Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Borrowings costs expenses	March 31, 2017

LOCAL CURRENCY
Debentures	3,641,912	-	(191)	-	18,574	-	(130,670)	(281,725)	34,838	42,554	1,059	3,326,351
Brazilian Federal Savings Bank	1,150,691	30,435	-	-	3,217	848	(23,381)	(14,417)	18,448	4,968	-	1,170,809
BNDES	946,984	171,153	-	-	-	-	(17,937)	(21,875)	11,356	12,620	52	1,102,353
Leases	552,516	-	-	5,302	-	-	-	(3,637)	-	-	-	554,181
Other	11,677	-	-	-	4	-	(224)	(179)	209	20	-	11,507
TOTAL IN LOCAL CURRENCY	6,303,780	201,588	(191)	5,302	21,795	848	(172,212)	(321,833)	64,851	60,162	1,111	6,165,201

FOREIGN CURRENCY
BID	1,811,664	22,463	(1,295)	-	(55.530)	5,038	(18,200)	(52,374)	5,667	3,603	170	1,721,206
BIRD	261,337	5,005	-	-	(7.648)	466	(1,874)	-	724	217	5	258,232
Deutsche Bank	485,090	-	(463)	-	(13.605)	-	(7,698)	-	2,955	4,609	879	471,767
Eurobonds	1,141,469	-	-	-	(31.745)	-	-	-	8,827	10,863	205	1,129,619
JICA	1,617,215	48,101	-	-	28.731	1,058	(13,840)	(29,491)	6,607	486	37	1,658,904
BID 1983AB	343,588	-	-	-	(9,646)	-	-	-	1,009	1,263	326	336,540
TOTAL IN FOREIGN CURRENCY	5,660,363	75,569	(1,758)	-	(89,443)	6,562	(41,612)	(81,865)	25,789	21,041	1,622	5,576,268
Overall Total	11,964,143	277,157	(1,949)	5,302	(67,648)	7,410	(213,824)	(403,698)	90,640	81,203	2,733	11,741,469

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Notes to the Interim Financial Information

(i)   Main events in the three-month period ended March 31, 2018

(a)         Debentures

As of January 15, 2018, the Company amortized series 1 of the 17th issue, totaling R$ 144,391.

As of February 15, 2018, the Company amortized the first installment of series 2 of the 15th issue, totaling
R$ 348,434.

As of February 19, 2018, the Company held the 22nd issue of unsecured debentures, not convertible into shares, in up to three series, for public distribution, with restricted placement efforts, pursuant to CVM Instruction 476/2009, totaling R$ 750 million. The first series, totaling R$ 100,000, is due in three years and is remunerated at the CDI + 0.58% p.a., the second series, totaling R$ 400,000, is due in five years and is remunerated at the CDI + 0.90% p.a., and the third series, totaling R$ 250,000, is due in seven years and is remunerated at the IPCA + 6.00% p.a. The proceeds from the debenture issue will be allocated to refinance financial commitments and recompose the Company’s cash.

The covenants agreed for the 22nd issue debentures are:

Calculated every quarter upon the disclosure of interim financial information or annual financial statements:

- Net debt/adjusted EBITDA: lower than or equal to 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 1.5;

-   Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the State of São Paulo territory, which considered individually or jointly during the contract’s effectiveness, result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%). The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer.

Non-compliance with the covenant clauses, during, at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period shall result in the early maturity of the agreement.

The contract has a cross acceleration clause, i.e., the early maturity of any of the Company’s debts, in and individual or aggregate amount equal to or higher than R$ 145 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the obligations arising from the Debentures.

(b)        BNDES

As of March 15, 2018, the Company raised R$ 79,000, corresponding to agreement 15.2.0313.1 - BNDES 2015.

(c)         JICA

In 2018, funding totaled R$ 20,243, referring to agreement BZ-P19 (JICA 19).

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Notes to the Interim Financial Information

(d)        BID

In 2018, funding totaled R$ 32,771, referring to agreement BID 2202.

(e)         Exchange rate changes

The Yen increased 6.3%, from R$ 0.02940 on December 31, 2017 to R$ 0.03126 on March 31, 2018, increasing the Yen-pegged debt by R$ 106,689.

(ii)       Covenants

As of March 31, 2018, the Company had met the requirements set forth by its borrowings and financing agreements.

(iii)     Borrowings and financing – Credit Limited

Agent	March 31, 2018
(in millions of reais (*))
Brazilian Federal Savings Bank	1,429
Brazilian Development Bank - BNDES	1,502
Inter-American Development Bank – BID	405
Japan International Cooperation Agency – JICA	232
Other	38
TOTAL	3,606

(*) Brazilian Central Bank’s exchange rate as of March 31, 2018 (US$1.00 = R$3.3238;  ¥1.00 = R$0.03126).

SABESP in order to comply with its Capex plan relies on a fund-raising plan.

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

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Notes to the Interim Financial Information

16                Taxes recoverable/payable

(a)        Current assets

	March 31, 2018	December 31, 2017
Recoverable taxes
Income tax and social contribution	171,809	270,614
Withheld income tax (IRRF) on financial investments	8,039	2,606
Other federal taxes	10,668	3,365
Total	190,516	276,585

The decrease in recoverable taxes was mainly due to a decrease in “income tax and social contribution”, due to offsets with taxes payable in the first quarter of 2018.

(b)        Current liabilities

	March 31, 2018	December 31, 2017
Taxes and contributions payable
Cofins and Pasep	80,044	74,034
INSS (Social Security contribution)	35,251	35,365
IRRF (withholding income tax)	4,435	58,204
Other	7,247	16,362
Total	126,977	183,965

The decrease in taxes and contribution payable was mainly due to the payment of withholding income tax based on the amount of interest on equity declared in 2017.

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Notes to the Interim Financial Information

17           Deferred taxes and contributions

(a)     Statement of financial position details

	March 31, 2018	December 31, 2017
Deferred income tax assets
Provisions	475,848	482,863
Pension obligations - G1	162,413	165,503
Donations of underlying asset on concession agreements	54,444	55,112
Allowance for doubtful accounts	206,993	199,063
Other	175,217	151,562
Total deferred tax assets	1,074,915	1,054,103

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(452,678)	(460,177)
Capitalization of borrowing costs	(417,621)	(415,379)
Profit on supply to governmental entities	(85,921)	(76,705)
Actuarial gain/loss – G1 Plan	(36,538)	(36,538)
Construction margin	(88,255)	(88,947)
Borrowing costs	(13,027)	(13,111)
Total deferred tax liabilities	(1,094,040)	(1,090,857)

Deferred tax liability, net	(19,125)	(36,754)

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Notes to the Interim Financial Information

(b)    Changes

Deferred income tax assets	December 31, 2017	Net change	March 31, 2018
Provisions	482,863	(7,015)	475,848
Pension obligations - G1	165,503	(3,090)	162,413
Donations of underlying assets on concession agreements	55,112	(668)	54,444
Allowance for doubtful accounts	199,063	7,930	206,993
Other	151,562	23,655	175,217
Total	1,054,103	20,812	1,074,915

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(460,177)	7,499	(452,678)
Capitalization of borrowing costs	(415,379)	(2,242)	(417,621)
Profit on supply to governmental entities	(76,705)	(9,216)	(85,921)
Actuarial gain/loss – G1	(36,538)	-	(36,538)
Construction margin	(88,947)	692	(88,255)
Borrowing costs	(13,111)	84	(13,027)
Total	(1,090,857)	(3,183)	(1,094,040)

Deferred tax liability, net	(36,754)	17,629	(19,125)

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Notes to the Interim Financial Information

Deferred income tax assets	December 31, 2016	Net change	March 31, 2017
Provisions	524,129	3,890	528,019
Actuarial loss – G1	85,044	-	85,044
Pension obligations - G1	167,922	(979)	166,943
Donations of underlying asset on concession agreements	57,317	(187)	57,130
Allowance for doubtful accounts	266,757	(8,858)	257,899
Other	151,247	937	152,184
Total	1,252,416	(5,197)	1,247,219

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(492,341)	8,832	(483,509)
Capitalization of borrowing costs	(374,512)	(18,071)	(392,583)
Profit on supply to governmental entities	(92,365)	2,406	(89,959)
Construction margin	(91,790)	738	(91,052)
Borrowing costs	(15,063)	267	(14,796)
Total	(1,066,071)	(5,828)	(1,071,899)

Deferred tax asset, net	186,345	(11,025)	175,320

	March 31, 2018	March 31, 2017

Opening balance	(36,754)	186,345
Net change in the year:
- corresponding entry to the income statement	17,629	(11,025)

Total change, net	17,629	(11,025)
Closing balance	(19,125)	175,320

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Notes to the Interim Financial Information

(c)        Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	March 31, 2018	March 31, 2017
Profit before income taxes	888,672	1,035,827
Statutory rate	34%	34%
Estimated expense at statutory rate	(302,148)	(352,181)
Permanent differences
Provision - Law 4,819/58 – G0 (i)	(12,323)	(14,945)
Donations	(657)	(222)
Other differences	6,887	5,883
Income tax and social contribution	(308,241)	(361,465)
Current income tax and social contribution	(325,870)	(350,440)
Deferred income tax and social contribution	17,629	(11,025)
Effective rate	35%	35%

(i)       Permanent difference related to the provision for actuarial liability (Note 19 (b) (iii)).

18                Provisions

(a)    Lawsuits and proceedings that resulted in provisions

(I) Statement of financial position details

The Company is party to a number of claims and legal and administrative proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.15 to the Annual Financial Statements as of December 31, 2017. The ultimate timing and amounts of the payments depend on the outcome of the court cases. The provisions, net of escrow deposits are as follows:

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Notes to the Interim Financial Information

	Provisions	Escrow deposits	March 31, 2018	Provisions	Escrow deposits	December 31, 2017
Customer claims (i)	414,972	(56,662)	358,310	438,619	(56,301)	382,318
Supplier claims (ii)	326,638	(279,799)	46,839	332,037	(259,608)	72,429
Other civil claims (iii)	108,386	(14,126)	94,260	114,544	(16,227)	98,317
Tax claims (iv)	75,235	(7,839)	67,396	77,100	(5,507)	71,593
Labor claims (v)	306,587	(9,297)	297,290	299,842	(6,741)	293,101
Environmental claims (vi)	170,139	(114)	170,025	160,446	-	160,446
Total	1,401,957	(367,837)	1,034,120	1,422,588	(344,384)	1,078,204

Current	584,948	-	584,948	607,959	-	607,959
Noncurrent	817,009	(367,837)	449,172	814,629	(344,384)	470,245

(II) Changes

	December 31, 2017	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	March 31, 2018
Customer claims (i)	438,619	1,281	8,159	(19,285)	(13,802)	414,972
Supplier claims (ii)	332,037	20,049	2,345	(26,287)	(1,506)	326,638
Other civil claims (iii)	114,544	2,584	2,826	(3,725)	(7,843)	108,386
Tax claims (iv)	77,100	4,583	1,223	(2,431)	(5,240)	75,235
Labor claims (v)	299,842	17,583	7,740	(5,131)	(13,447)	306,587
Environmental claims (vi)	160,446	10,205	5,027	-	(5,539)	170,139
Subtotal	1,422,588	56,285	27,320	(56,859)	(47,377)	1,401,957
Escrow deposits	(344,384)	(27,680)	(2,823)	3,942	3,108	(367,837)
Total	1,078,204	28,605	24,497	(52,917)	(44,269)	1,034,120

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Notes to the Interim Financial Information

	December 31, 2016	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	March 31, 2017
Customer claims (i)	572,210	7,188	10,842	(28,459)	(3,902)	557,879
Supplier claims (ii)	332,667	5,891	13,035	(9,878)	(143)	341,572
Other civil claims (iii)	131,286	3,167	3,721	(3,428)	(7,839)	126,907
Tax claims (iv)	69,898	2,392	3,473	(192)	(28)	75,543
Labor claims (v)	285,413	11,950	10,176	(8,628)	(8,742)	290,169
Environmental claims (vi)	150,084	7,518	4,592	(970)	(297)	160,927
Subtotal	1,541,558	38,106	45,839	(51,555)	(20,951)	1,552,997
Escrow deposits	(368,483)	(6,627)	(3,050)	8,274	2,698	(367,188)
Total	1,173,075	31,479	42,789	(43,281)	(18,253)	1,185,809

(b)        Lawsuits deemed as contingent liabilities

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured. Contingent liabilities are represented as follows:

	March 31, 2018	December 31, 2017
Customer claims (i)	236,800	219,900
Supplier claims (ii)	1,515,000	1,430,600
Other civil claims (iii)	685,500	733,100
Tax claims (iv)	1,284,000	1,291,000
Labor claims (v)	687,600	677,400
Environmental claims (vi)	4,004,200	3,879,000
Total	8,413,100	8,231,000

(c)        Explanation on the nature of main classes of lawsuits

(i)                       Customer claims

Approximately 1,020 lawsuits (1,070 as of December 31, 2017) were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 660 lawsuits (680 as of December 31, 2017) in which customers claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 50 lawsuits (50 as of December 31, 2017) in which customers plead the reduction in tariff under the category “Social Welfare Entity”. The Company was granted both favorable and unfavorable final decisions at several court levels.

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Notes to the Interim Financial Information

(ii)             Supplier claims

These include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)          Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels.

(iv)           Tax claims

Tax claims refer mainly to issues related to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's management.

(v)             Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other. Part of the amount involved is in provisional or final execution at various court levels.

(vi)           Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb and the Public Prosecution Office of the State of São Paulo, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings.

(d)                 Guarantee insurance for escrow deposit

The Company contracts guarantee insurance for the issue of policy, which was renewed on May 25, 2017, in the amount of R$ 500 million. Such insurance will be used in legal claims where instead of making immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings limited to up to five years.

From January to March 2018, the Company did not use the guarantee insurance (R$ 524 from January to March 2017).

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Notes to the Interim Financial Information

19                Employees benefits

(a)        Health benefit plan

The health benefit plan is managed by Sabesprev and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company: 8.0% on average, of gross payroll;

.     Participating employees: 3.21% of base salary and premiums, equivalent to 2.7% of payroll, on average.

(b)     Pension plan benefits

Funded plan – G1
Pension plan liabilities as of December 31, 2017	388,461
Expenses recognized in 2018	1,886
Payments made in 2018	(10,974)
Pension plan liabilities as of March 31, 2018 (i)	379,373

Unfunded plan – G0
Pension plan liabilities as of December 31, 2017	2,543,877
Expenses recognized in 2018	58,062
Payments made in 2018	(41,354)
Pension plan liabilities as of March 31, 2018 (iii)	2,560,585

Total	2,939,958

(i)          G1 Plan

The Company sponsors a defined benefit pension plan for its employees (“G1 Plan”), which is managed by Sabesprev, receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•         0.99% of the portion of the salary of participation up to 20 salaries; and

•         8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of March 31, 2018, SABESP had a net actuarial liability of R$ 379,373 (R$ 388,461 as of December 31, 2017) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the plan’s assets.

(ii)            Private pension plan benefits – Defined contribution

As of March 31, 2018, Sabesprev Mais plan, based on defined contribution, had 9,300 active and assisted participants (9,328 as of December 31, 2017).

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Notes to the Interim Financial Information

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants. In 2018, expenses related to the obligation of defined contribution, totaling
R$ 3,195, R$ 459 and R$ 884, were allocated to operating costs, selling expenses and administrative expenses. The amount of R$ 451 was capitalized in assets.

From January to March 2018, the Company has made contributions in the amount of R$ 4,989 (R$ 4,310 from January to March 2017).

(iii)     Plan Go

Pursuant to Law 4,819/58, employees who started providing services prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of March 31, 2018, the Company recorded a defined benefit obligation for Plan G0 of R$ 2,560,585 (R$ 2,543,877 as of December 31, 2017).

(c) Profit sharing

The Company has a profit sharing program in accordance with an agreement with labor union and SABESP. The period covered represents the Company fiscal year, commence in January to December 2018. The limit of the profit sharing is one month salary for each employee, depending on performance goals reached.

From January to March 2018 and 2017, R$ 24,619 and R$ 21,077, respectively, were accrued.

20              Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also includes the amounts payable related to transfer of 7.5% of revenue from the São Paulo local government to the Municipal Fund (Note 14 (c) (v) of the Annual Financial Statements of December 31, 2017). The balances as of March 31, 2018 and December 31, 2017 were R$ 515,852 and R$ 408,275, respectively.

21                Equity

(a)        Authorized capital

The Company is authorized to increase capital by up to R$ 15,000,000, based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of the number of shares held, pursuant to Article 171 of Law 6,404/76.

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Notes to the Interim Financial Information

(b)        Subscribed and paid-in capital

As of March 31, 2018 and December 31, 2017, subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares with no par value, held as follows:

	March 31, 2018		December 31, 2017
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50.26%	343,524,285	50.26%
Companhia Brasileira de Liquidação e Custódia	205,319,606	30.04%	201,026,895	29.41%
The Bank Of New York ADR Department (equivalent in shares) (*) (**)	132,497,792	19.38%	136,790,413	20.01%
Other	2,168,186	0.32%	2,168,276	0.32%

	683,509,869	100.00%	683,509,869	100.00%

(*)   each ADR corresponds to 1 share.

(**)  custodians.

22      Earnings per share

Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to Company’s owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	January to	January to
	March 2018	March 2017
Equity attributable to Company’s owners	580,431	674,362
Weighted average number of common shares issued	683,509,869	683,509,869
Basic and diluted earnings per share (reais per share)	0.84919	0.98662

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Notes to the Interim Financial Information

23         Operating segment information

Management, comprised by the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, as sanitation services.

Result

	January to March 2018
	Sanitation (i)	Reconciliation to the statement of income (ii)	Balance as per financial statements
Gross operating revenue	3,280,846	647,203	3,928,049
Gross sales deductions	(228,381)	-	(228,381)
Net operating revenue	3,052,465	647,203	3,699,668
Costs, selling and administrative expenses	(1,998,720)	(632,652)	(2,631,372)
Income from operations before other operating expenses, net and equity accounting	1,053,745	14,551	1,068,296
Other operating income / (expenses), net			11,492
Equity accounting			2,817
Financial result, net			(193,933)
Income from operations before taxes			888,672
Depreciation and amortization	(327,899)	-	(327,899)

(i)        See note 29 for further information about non-monetary items, other than depreciation and amortization that impact segment results, and additionals to long-lived asset information.

(ii)      Construction revenue and related costs not reported to the CODM (“Chief Operating Decision Maker”).

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Notes to the Interim Financial Information

	January to March 2017
	Sanitation (i)	Reconciliation to the statement of income (ii)	Balance as per financial statements
Gross operating revenue	3,029,291	722,928	3,752,219
Gross sales deductions	(193,394)	-	(193,394)
Net operating revenue	2,835,897	722,928	3,558,825
Costs, selling and administrative expenses	(1,832,001)	(707,229)	(2,539,230)
Income from operations before other operating expenses, net and equity accounting	1,003,896	15,699	1,019,595
Other operating income / (expenses), net			10,564
Equity accounting			1,870
Financial result, net			3,798
Income from operations before taxes			1,035,827
Depreciation and amortization	(331,948)	-	(331,948)

(i)        See note 29 for further information about non-monetary items, other than depreciation and amortization that impact segment results, and additionals to long-lived asset information.

(ii)      Construction revenue and related costs not reported to the CODM (“Chief Operating Decision Maker”).

Explanation on the reconciliation items for the income statement.

The impacts on gross operating income and costs are as follows:

	January to March	January to March
	2018	2017
Gross revenue from construction recognized under ICPC 1 (R1) (a)	647,203	722,928
Construction costs recognized under ICPC 1 (R1) (a)	(632,652)	(707,229)
Construction margin (Note 13 (e))	14,551	15,699

(a)   Revenue from construction is recognized as shown in Note 3.1 (b).

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Notes to the Interim Financial Information

24       Operating revenue

(a)   Revenue from sanitation services:

	January to March 2018	January to March 2017

São Paulo Metropolitan Region	2,280,557	2,108,248
Regional Systems	1,000,289	921,043
Total	3,280,846	3,029,291

(b)      Reconciliation between gross operating income and net operating income:

	January to March	January to March
	2018	2017
Revenue from sanitation services (i)	3,280,846	3,029,291
Construction revenue	647,203	722,928
Sales tax	(214,910)	(193,394)
Regulation, Control and Oversight Fee (TRCF) (ii)	(13,471)	-
Net revenue	3,699,668	3,558,825

(i)      Includes the amount of R$ 15,509 corresponding to the TRCF charged from customers from the municipalities regulated by ARSESP.

(ii)   Refers to the performance of the regulation, control and oversight activity paid to ARSESP, pursuant to State Complementary Law 1,025/07.

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Notes to the Interim Financial Information

25    Operating costs and expenses

	January to March 2018	January to March 2017
Operating costs
Salaries, payroll charges and benefits	(457,587)	(417,423)
Pension obligations	(5,408)	(10,970)
Construction costs (Note 23)	(632,652)	(707,229)
General supplies	(52,148)	(34,520)
Treatment supplies	(75,931)	(71,268)
Outside services	(245,995)	(194,236)
Electricity	(221,237)	(199,326)
General expenses	(150,113)	(125,345)
Depreciation and amortization	(298,166)	(301,099)
	(2,139,237)	(2,061,416)

Selling expenses
Salaries, payroll charges and benefits	(70,754)	(65,266)
Pension obligations	(795)	(1,603)
General supplies	(1,431)	(972)
Outside services	(73,893)	(60,249)
Electricity	(314)	(177)
General expenses	(23,992)	(21,786)
Depreciation and amortization	(4,345)	(2,491)
Allowance for doubtful accounts (Note 8 (c))	(48,631)	(86,136)
	(224,155)	(238,680)

Administrative expenses
Salaries, payroll charges and benefits	(58,095)	(47,506)
Pension obligations	(37,313)	(45,659)
General supplies	(1,377)	(499)
Outside services	(57,302)	(28,269)
Electricity	(321)	(205)
General expenses	(72,144)	(62,801)
Depreciation and amortization	(25,388)	(28,358)
Tax expenses	(16,040)	(25,837)
	(267,980)	(239,134)

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Notes to the Interim Financial Information

Operating costs and expenses
Salaries, payroll charges and benefits	(586,436)	(530,195)
Pension obligations	(43,516)	(58,232)
Construction costs (Note 23)	(632,652)	(707,229)
General supplies	(54,956)	(35,991)
Treatment supplies	(75,931)	(71,268)
Outside services	(377,190)	(282,754)
Electricity	(221,872)	(199,708)
General expenses	(246,249)	(209,932)
Depreciation and amortization	(327,899)	(331,948)
Tax expenses	(16,040)	(25,837)
Allowance for doubtful accounts (Note 8 (c))	(48,631)	(86,136)
	(2,631,372)	(2,539,230)

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Notes to the Interim Financial Information

26    Financial  income (expenses)

	January to March 2018	January to March 2017
Financial expenses
Interest and charges on borrowings and financing – local currency	(78,169)	(64,850)
Interest and charges on borrowings and financing – foreign currency	(36,559)	(22,182)
Other financial expenses	(22,903)	(23,251)
Income tax over international remittance	(4,514)	(3,608)
Inflation adjustment on loans and financing	(19,649)	(21,794)
Other inflation adjustments	(9,764)	(6,933)
Interest and inflation adjustments on provisions	12,541	(23,870)
Total financial expenses	(159,017)	(166,488)

Financial income
Inflation adjustment gains	14,753	20,449
Income on short-term investments	37,578	55,414
Interest income	28,667	8,246
Cofins and Pasep	(3,766)	(3,932)
Other	1	442
Total financial income	77,233	80,619

Financial income (expenses), net before exchange rate changes	(81,784)	(85,869)

Net exchange gains (losses)
Exchange rate changes on borrowings and financing (i)	(112,015)	89,442
Exchange gains on assets	(134)	279
Other exchange rate changes	-	(54)
Exchange rate changes, net	(112,149)	89,667

Financial income (expenses), net	(193,933)	3,798

(i)        The change in expenses mainly reflects the 0.48% and 6.33% appreciation of the U.S. dollar and Yen, respectively, in the first quarter of 2018, compared to a 2.78% depreciation in the U.S. dollar and a 1.86% appreciation in the Yen, in the same period in 2017.

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Notes to the Interim Financial Information

27              Other operating income (expenses), net

	January to March 2018	January to March 2017

Other net operating income, net	17,425	8,697
Other operating expenses	(5,933)	1,867

Other operating revenue (expenses), net	11,492	10,564

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses consist mainly of derecognition of concessions due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and exceeding cost of electricity sold.

28              Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main committed amounts as of March 31, 2018:

	April to December			2023
	2018	2019 to 2020	2021 to 2022	onwards	Total
Contractual obligations –
Expenses	1,405,261	1,163,536	382,178	1,217,375	4,168,350
Contractual obligations – Investments	1,718,447	2,128,542	1,031,857	6,005,402	10,884,248
Total	3,123,708	3,292,078	1,414,035	7,222,777	15,052,598

The main commitment refers to São Lourenço PPP. See Note 13 (g).

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Notes to the Interim Financial Information

29        Supplemental cash flow information

	January to March 2018	January to March 2017

Total additions to intangible assets (Note 13 (b))	686,386	734,828

Items not affecting cash (see breakdown below)	(456,410)	(213,942)

Total additions to intangible assets as per statement of cash flows	229,976	520,886

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (d))	143,041	166,223
Contractors payable	210,024	(81,182)
Public Private Partnership - São Lourenço PPP (Note 13 (g))	85,576	113,202
Leases	3,218	-
Construction margin (Note 23)	14,551	15,699
Total	456,410	213,942

30        Events after the reporting period

•            São Lourenço Production System

On April 3, 2018, SABESP inaugurated the São Lourenço Production System, which increases treated water production availability by up to 6.4 m³/s.

•            Annual and Extraordinary Shareholders’ Meeting of April 27, 2018

The Annual Shareholders’ Meeting of April 27, 2018 approved the Company’s financial statements for the fiscal year ended December 31, 2017 and the allocation of net income for 2017.

•            ARSESP – 2nd Tariff Revision

On May 9, 2018, the Sanitation and Energy Regulatory Agency of the State of São Paulo (ARSESP) published Resolution 794, which authorizes the Company to apply the tariff adjustment index of 3.507% to the effective tariffs. The new table of tariffs will be published in the São Paulo State Official Gazette and will be effective 30 days as of their publication.

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Comments on the Company’s projections

Comments on the Company’s projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between information disclosed in the Reference Form with quarterly results shall not apply.

The projections monitoring occurs on annual basis and are disclosed in the Reference Form.

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Other Information Deemed as Relevant by the Company

1.        CHANGES             IN          INTEREST                    HELD BY CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of 3/31/2018
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Group
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Cesp - Companhia Energética De São Paulo	4,272	0.00%	4,272	0.00%
Companhia Paulista de Parcerias - CPP	6	0.00%	6	0.00%
Management
Board of Directors	-	-	-	-
Board of Executive Officers	-	-	-	-

Fiscal Council	4	0.00%	4	0.00%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,528,567	50.3%	343,528,567	50.3%

Outstanding Shares	339,981,302	49.7%	339,981,302	49.7%

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Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of 3/31/2017
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Group
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Cesp - Companhia Energética De São Paulo	4,272	0.00%	4,272	0.00%
Companhia Paulista de Parcerias - CPP	6	0.00%	6	0.00%
Management
Board of Directors	-	-	-	-
Board of Executive Officers	-	-	-	-

Fiscal Council	0	0.0%	0	0.0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,528,563	50.3%	343,528,563	50.3%

Outstanding Shares	339,981,306	49.7%	339,981,306	49.7%

2.        SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of 3/31/2018 Number of shares
	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,524,285	50.3	343,524,285	50.3

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Reports and Statements / Unqualified Report on Special Review

Review report on the interim financial statements – ITR

To the Board of Directors and Shareholders

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Introduction

We have reviewed the interim financial information of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“The Company”), included in the Quarterly Financial Information – ITR referring to the quarter ended March 31, 2018, comprising the Financial position as of March 31, 2018 and the statement of income, comprehensive income, changes in equity and cash flows for the three-months period then ended, including the explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with accounting standard CPC 21(R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB, as well as for the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM, applicable to the preparation of Quarterly Financial Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the Brazilian and International standards on review engagements NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively. A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the Quarterly Information Form - ITR referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB applicable to the preparation of Quarterly Financial Information - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM.

Other matters - Statement of value added

We have also reviewed the statements of value added (DVA) for the three-month period ended March 31, 2018, prepared under the responsibility of the Company’s management, whose presentation on the interim financial information is required in accordance with the standards issued by the Brazilian Securities and Exchange Commission – CVM applicable to the preparation of Quarterly Financial Information - ITR, and considered as supplementary information by IFRS, which does not require this disclosure. These statements were subject to the same review procedures described above, and based on our review, nothing has come to our attention that causes us to believe that it is not prepared, in all material respects, in accordance with the interim financial information taken as a whole.

São Paulo, May 10, 2018.

KPMG Auditores Independentes

CRC 2SP014428/O-6

(Original report in Portuguese signed by)

Marcio Serpejante Peppe

Contador CRC 1SP233011/O-8

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Reports and Statements / Executive Officers’ Statement on the Financial Statements

Executive Officers’ Statement on the Interim Financial Information STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF) no. 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1, article 29, item II, of CVM Instruction 480, of December 7, 2009, amended by CVM Instruction 586, of June 8, 2017, that:

They revised, discussed and agreed with the interim financial information for the period ended March 31, 2018.

São Paulo, May 10, 2018.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Jerson Kelman

Chief Executive Officer

Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

Manuelito Pereira Magalhães Junior

Corporate Management Officer

Edison Airoldi

Technology, Project and Environment Officer

Paulo Massato Yoshimoto

Metropolitan Officer

Luiz Paulo de Almeida Neto

Regional Systems Officer

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Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF) no. 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1, article 29, item II, of CVM Instruction 480, of December 7, 2009, amended by CVM Instruction 586, of June 8, 2017, that:

They revised, discussed and agreed with the Report of Independent Registered Public Accounting Firm on the interim financial information for the period ended March 31, 2018.

São Paulo, May 10, 2018.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Jerson Kelman

Chief Executive Officer

Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

Manuelito Pereira Magalhães Junior

Corporate Management Officer

Edison Airoldi

Technology, Project and Environment Officer

Paulo Massato Yoshimoto

Metropolitan Officer

Luiz Paulo de Almeida Neto

Regional Systems Officer

PAGE: 82 of 82

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 25, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.